EXHIBIT 99.1
THE THOMSON CORPORATION
Annual Information Form
For the Year Ended December 31, 2006
March 1, 2007

     In this annual information form, “Thomson,” “we,” “us” and “our” each refers to The Thomson Corporation and its consolidated subsidiaries unless the context requires otherwise.
     Unless the context requires otherwise, references in this annual information form to “$,” “US$” or “dollars” are to United States (U.S.) dollars. References in this annual information to “C$” are to Canadian dollars. In 2006, the average daily exchange rate was US$1.00 = C$1.13.
     Information contained on our website or any other websites identified in this annual information form is not part of this annual information form. All website addresses listed in this annual information form are intended to be inactive, textual references only. The Thomson logo and other trademarks, trade names and service names of our company and our subsidiaries mentioned in this annual information form are the property of our company and our subsidiaries.

1. FORWARD-LOOKING STATEMENTS
     Certain statements included in this annual information form constitute forward-looking statements. When used in this annual information form, the words “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “may” and “should” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect our current expectations concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, which include, but are not limited to:
•	actions of our competitors;

•	our failure to fully derive anticipated benefits from our acquisitions or complete dispositions;

•	failures or disruptions of our electronic delivery systems or the Internet;

•	our failure to meet the special challenges involved in expansion of our operations outside North America;

•	the failure of our significant investments in technology to increase our revenues or decrease our operating costs;

•	our failure to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers or expand into new geographic markets;

•	increased accessibility by our customers to free or relatively inexpensive information sources;

•	our failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements;

•	changes in the general economy;

•	our failure to recruit and retain high quality management and key employees;

•	increased self-sufficiency of our customers;

•	inadequate protection of our intellectual property rights;

•	actions or potential actions that could be taken by our principal shareholder, The Woodbridge Company Limited, or Woodbridge;

•	our failure to realize the anticipated savings and operating efficiencies from the THOMSONplus initiative;

•	an increase in our effective income tax rate; and

•	impairment of our goodwill and identifiable intangible assets.
     These factors and other risk factors described in this annual information form represent risks that our management believes are material. Other factors not presently known to us or that we presently believe are not material could also cause actual results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that reflect our view only as of the date of this annual information form. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2. CORPORATE STRUCTURE
     The Thomson Corporation was incorporated under the Business Corporations Act of Ontario, Canada by articles of incorporation dated December 28, 1977. We restated our articles on February 28, 2005. Our registered office is Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Our principal executive office is at Metro Center, One Station Place, Stamford, Connecticut 06902, United States.
     The following provides information about our intercorporate relationships with our principal subsidiaries as of December 31, 2006. As of that date, we beneficially owned, directly or indirectly, 100% of the voting and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of our company at December 31, 2006, have been omitted. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above. Our legal structure is not indicative of our operational structure.

Jurisdiction of
Subsidiary	Incorporation/Formation
Thomson Canada Limited	Ontario, Canada
Thomson U.S. Holdings Inc.	Delaware, U.S.A.
THI (U.S.) Inc.	Delaware, U.S.A.
Thomson U.S. Inc.	Delaware, U.S.A.
The Thomson Corporation Delaware Inc.	Delaware, U.S.A.
Thomson TradeWeb LLC	Delaware, U.S.A.
Thomson Healthcare Inc.	Florida, U.S.A.
Thomson Financial Holdings Inc.	Delaware, U.S.A.
Thomcorp Holdings Inc.	New York, U.S.A.
Quantitative Analytics, Inc.	Illinois, U.S.A.
Thomson Financial LLC	Delaware, U.S.A.
Thomson Scientific Inc.	Pennsylvania, U.S.A.
Thomson Legal & Regulatory Inc.	Minnesota, U.S.A.
West Publishing Corporation	Minnesota, U.S.A.
West Services Inc.	Delaware, U.S.A.
Thomson Learning Inc.	Delaware, U.S.A.
Thomson Professional & Regulatory Inc.	Texas, U.S.A.
The Gale Group, Inc.	Delaware, U.S.A.
Thomson Holdings Inc.	Delaware, U.S.A.
The MEDSTAT Group, Inc.	Delaware, U.S.A.
Thomson Holdings S.A.	Luxembourg
Thomson Finance SA	Luxembourg
Thomson International SA	Luxembourg
The Thomson Corporation PLC	England and Wales
The Thomson Organisation Limited	England and Wales
TTC (1994) Limited	England and Wales
Thomson Information & Publishing Holdings Limited	England and Wales
Thomson Information & Solutions Limited	England and Wales
Thomson Legal & Regulatory Limited	England and Wales
Thomson Financial Limited	England and Wales

3. GENERAL DEVELOPMENT OF THE BUSINESS
Overview
     We are one of the world’s leading information services providers. We are focused on providing products and services that:
•	serve business and professional customers;

•	target customer segments and sub-segments that we believe provide the best opportunities for growth and profitability;

•	integrate critical, must-have data with software, tools and services;

•	generate subscription-based or recurring revenues;

•	reach customers directly through a technology platform;

•	integrate into customers’ workflows; and

•	are scalable and leverageable.
     Through ongoing portfolio optimization and a disciplined capital allocation, we continue to shift our product and services portfolio to a higher percentage of electronic workflow solutions.
     While we are a Canadian company, our operational headquarters are based in Stamford, Connecticut. Our corporate center initiates and executes strategy and manages other company-wide functions. Through December 31, 2006, we organized our operations in the following market groups that were structured on the basis of the customers they served:
•	Thomson Legal & Regulatory - a leading provider of information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies;

•	Thomson Financial - a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community; and

•	Thomson Scientific & Healthcare - a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.
     In October 2006, we announced our intention to divest the entirety of our Thomson Learning market group, including those businesses serving the higher education, careers, library reference, corporate e-learning and e-testing markets. We expect to complete the sale in 2007. See “Acquisitions and Dispositions” below for more information.
     In October 2006, we also announced a realignment of our operations, effective January 1, 2007. While we previously announced that we would manage our business along six business segments, we subsequently decided that our North American Legal and International Legal & Regulatory businesses will be managed as one segment within Thomson Legal to better serve our customers in those markets. Effective January 1, 2007, Thomson Tax & Accounting became an individual segment which was previously contained within the Thomson Legal & Regulatory market group. Also effective January 1, 2007, Thomson Scientific and Thomson Healthcare became individual segments. They previously comprised the Thomson Scientific & Healthcare market group.

     As such, we will report on the following five business segments beginning with results for the first quarter of 2007:
•	Thomson Legal;

•	Thomson Tax & Accounting;

•	Thomson Financial;

•	Thomson Scientific; and

•	Thomson Healthcare.
2006 Operational Priorities
     In 2006, we made progress on our three key operational priorities:

2006 Objective	2006 Progress
Accelerate revenue growth from existing businesses through workflow solutions.	Revenue growth from existing businesses was up 6% compared to 2005 (total revenues increased 8%).

Optimize the business portfolio to improve growth and returns.	Announced a decision to sell Thomson Learning and refined internal investment process.

Optimize our infrastructure to support growth and improve profitability.	Launched THOMSONplus initiative in mid-2006, which is already driving efficiencies. THOMSONplus is a coordinated series of initiatives that are designed to increase our company’s organizational efficiency and effectiveness by leveraging technology and scale and adopting industry best practices. The result is a common, robust infrastructure that can be leveraged across our company.
2007 Operational Priorities
For 2007, our three key operational priorities are:
•	Successfully complete the sale of Thomson Learning and deploy the proceeds in a manner that will result in long-term value creation for shareholders;

•	Continue to increase revenue growth from existing businesses through the build-out of new and existing solutions; and

•	Continue to aggressively implement THOMSONplus initiatives to drive operational efficiency and effectiveness across the organization.

Acquisitions and Dispositions
     During the last three years, we made a number of tactical acquisitions that complemented our existing information businesses. For many of our acquisitions, we purchased information or a product or service that we integrated into our operations to broaden the range of our offerings. As alternatives to the development of new products and services, these acquisitions often have the advantages of faster integration into our product and service offerings and cost efficiencies. These acquisitions have further strengthened our leadership position, expanded our product offerings and enabled us to enter adjacent markets and tap new revenue streams. In addition, as part of our continuing strategy to optimize our portfolio of businesses, to sharpen our strategic focus on providing electronic workflow solutions to business and professional markets and to ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we also actively pursued the sale of a number of businesses during the last three years. For more information on acquisitions and dispositions that we made in 2004, 2005 and 2006, please see our Management’s Discussion and Analysis for the year ended December 31, 2006.

4. DESCRIPTION OF THE BUSINESS
Overview
     We serve customers principally in the following sectors: law, tax, accounting, financial services, scientific research and healthcare. We believe these sectors are fundamental to economic development globally and consequently have strong potential for consistent long-term growth.
     We have a leading market position and well recognized and respected brands in each of our principal markets. Our revenues in 2006 (which exclude all discontinued operations, including Thomson Learning) were approximately $6.6 billion and we derived approximately 82% of our revenues from subscription and other similar contractual arrangements, which are generally recurring in nature. In 2006, we derived 83% of our revenues from our operations in North America.
     We use a variety of media to deliver our products and services to our customers. We deliver information electronically over the Internet, through dedicated transmission lines, CDs and handheld wireless devices. Electronic delivery of our products and services improves our ability to provide additional products and services to our existing customers and to access new customers around the world. In 2006, electronic, software and services revenues comprised 80% of our total revenues. We also deliver some of our products and services in print and CD format. Since Thomson Learning’s businesses have a higher percentage of revenues which are print-based, the percentage of our total revenues derived by our continuing operations from electronic, software and services revenues has increased.
     As discussed in Section 3, “General Development of the Business,” our organizational realignment became effective on January 1, 2007. In connection with this realignment, we eliminated the market group structure and now operate in five segments. The following table summarizes certain information as of December 31, 2006 about each of our new segments (effective January 1, 2007) and corporate center.
Segments and Corporate Center

			% of Revenues
			from Electronic,
	2006	% of	Software and
	Revenues (1)	Revenues	Services	Countries	Employees
Thomson Legal	$3,053	46	66	22	14,600
Thomson Tax & Accounting	598	9	83	1	3,000
Thomson Financial	2,015	30	98	24	9,300
Thomson Scientific	602	9	95	19	2,400
Thomson Healthcare	393	6	73	10	2,600
Corporate	N/A	N/A	N/A	16	475
Total	$6,641	100	80	37	32,375

(1)	In millions of U.S. dollars.
     Our corporate center supports our business operations. By centralizing key functions in our corporate center, we foster a company-wide approach while allowing our segments sufficient operational flexibility and scope for initiative in dealing with customers. In addition to identifying new business opportunities and acquisitions, our corporate center oversees the planning processes of our segments and their implementation of strategy and assesses their performance. Our corporate center develops and executes capital strategy, including tax planning, and determines our overall direction on technology. In addition, our corporate center is responsible for appointing senior executives and overseeing their training and development.

     In the tables included below in this section, countries are indicated in parenthesis where brands are principally associated with products and services offered in countries other than the United States.
Thomson Legal
     Overview
     Thomson Legal is a leading provider of workflow solutions to legal, intellectual property, compliance and other business professionals, as well as government agencies. We offer a broad range of products and services that utilize our electronic databases of legal, regulatory and business information. We are one of the largest publishers of legal textbooks and materials. Our offerings also include software to assist lawyers with practice management functions, including document management, case management and other back office functions. We also offer Internet-accessible legal directories, website creation and hosting services, law firm marketing solutions to assist our customers in their client development initiatives and continuing legal educational programs. We also provide strategic consulting advisory services to the legal industry. In 2006, we provided products and services to each of the 100 largest law firms in the world in terms of revenues and our databases are some of the largest in the world.
     Thomson Legal consists of two business groups:
•	North American Legal; and

•	International Legal & Regulatory.
     In 2006 and 2005, Thomson Legal generated revenues of approximately $3.1 billion and $2.8 billion, respectively. The following table provides additional information regarding Thomson Legal’s revenues in 2006 and 2005.

	% of Total Revenues
	2006	2005
Electronic, software and services	66%	64%
From North America	83%	83%
Recurring/subscription-based	84%	84%
     Products and Services
     Thomson North American Legal
     As a result of our West business, we are the leading provider in the United States of legal information-based products and services. The following provides information about our major North American Legal brands.

Major Brands	Principal Products and Services	Customers
West Westlaw LIVEDGAR LiveNote Carswell (Canada) eCarswell (Canada) West km	Legal information-based products and services	Lawyers, law students, law librarians, legal professionals and court reporters

Thomson Elite Elite 3E	Law firm management software, competitive	Lawyers and legal professionals

Major Brands	Principal Products and Services	Customers
West Monitor Suite	intelligence
ProLaw Hildebrandt International	Strategic consulting advisory services	Lawyers and legal professionals

FindLaw HubbardOne LegalWorks	Web-based legal directory, website creation and hosting services and law firm marketing solutions	Lawyers and legal professionals

Foundation Press West Law School Publishing BAR/BRI West LegalEdcenter	Textbooks, study aids, bar review courses, continuing education materials and seminars	Law students, lawyers and legal professionals
     We provide legal and regulatory solutions to virtually every large law firm, significant government institution and law school in the United States and to small and medium-sized law firms and corporate in-house legal professionals. Our information includes case law, statutes, administrative material, law reviews and treatises, competitive intelligence, securities filings, lawyer profiles, legal commentary, news, public records and legal forms, in electronic and print formats. Our North American Legal businesses offered our customers the information they need from approximately 31,000 databases as of December 31, 2006.
     Our West business publishes cases, statutes and other legal information and enhances them with headnotes, synopses, key numbers and other editorial enhancements prepared by our staff of attorneys and editorial professionals. These editorial enhancements facilitate more productive research by our customers, which we believe enables them to be more efficient and effective.
     Westlaw is our primary online delivery platform. Westlaw offers numerous search features and navigation tools that enable our customers to search databases that are relevant to them to research points of law, build tables of authorities or search for topically related commentary. Increased use of the Internet has allowed us to further penetrate the market for smaller and specialized law firms. With Westlaw, we also offer KeyCite, an online citation research service that, among other things, enables our customers to trace the history of a case, statute, administrative decision or regulation to determine if it is still authoritative. It also allows the customer to retrieve a list of cases that cite a particular case or compile a table of authorities.
     We continue to enhance Westlaw Litigator, a service designed to assist attorneys with all phases of litigation. Westlaw Litigator combines relevant case law research materials with practical tools for case evaluation, pre-trial investigation, settlement negotiation and trial preparation and presentation. In 2006, we acquired LiveNote, a leading provider of transcript and evidence management software to litigators and court reporters. LiveNote brings new functionalities to our litigation solutions and we now provide our customers seamless access to all of the specific facts of a case, including case law, briefs, depositions, litigation profiles, dockets and court testimony.
     Our acquisition of Global Securities Information (GSI)’s LIVEDGAR in 2005 enhanced our ability to provide corporate and transactional lawyers with value-added services for preparing and completing commercial transactions, such as securities offerings, mergers and acquisitions and investment management.

     Carswell provides integrated knowledge and business solutions for the legal, finance and human resources markets in Canada. Online delivery to the legal market is provided through eCarswell.
     Thomson Elite offers a range of software that assists law firms and government agencies of all sizes with front and back office management functions, including document management, case management, general ledger accounting, timekeeping, billing and records management. We have integrated Thomson Elite with our ProLaw business to offer a broad legal software suite of products. While our software customers are primarily based in the United States, Thomson Elite is currently expanding internationally. In 2006, the business launched Elite 3E, an advanced browser-based business optimization platform that offers powerful core financial and practice management features, including built-in collaboration, automation and a rapid application development environment in one integrated high-performance system.
     Our FindLaw business offers client development services in the United States that include legal directories, website development, marketing solutions, legal news, a legal career center and other legal resources. We believe that the FindLaw.com portal was the highest trafficked legal website in 2006 with an average of approximately 2.1 million unique monthly visitors during the year. FindLaw charges law firms a fee to be included in its online legal directories but users may search its legal directories and other products and services free of charge. FindLaw provided website development and hosting services to more than 7,600 law firms in 2006. In 2006, FindLaw launched FirmSite en Español to enable law firms to offer Spanish-language content on their websites so they can better market themselves online to the Hispanic community.
     Hildebrandt International, which we acquired in 2005, is a leading provider of strategic consulting advisory services to law firms, corporate law departments and government law departments throughout the world.
     West Education Group is a leading provider of educational solutions to legal professionals and law students in the United States. Through BAR/BRI, we provide bar examination review courses and materials. We also have a legal textbook publishing business with over 1,600 titles in 2006, making us a leading provider of casebooks and other learning materials to law students in the United States. Our West LegalEdcenter provides online continuing legal education materials and offers one of the largest selections of video and audio continuing legal education programs on the Internet, including approximately 26,000 hours of U.S.-accredited content as of December 31, 2006.
     Thomson International Legal & Regulatory
     Through Thomson International Legal & Regulatory, we provide services to a number of markets primarily outside of North America. The following provides information about Thomson International Legal and Regulatory’s major brands.

Major Brands	Principal Products and Services	Customers
Westlaw (1)
Sweet & Maxwell (U.K., Asia)
ELLIS (The Netherlands)
Aranzadi (Spain)
Civitas (Spain)
Karnov (Denmark and Sweden)
Lawbook (Australia)
Brookers (New Zealand)
La Ley (Argentina)
Lawtel (U.K.)
Consult GEE (U.K.)
	Legal information-based products and services	Lawyers, law students, law librarians, trademark professionals, legal professionals

Thomson CompuMark (Europe, Japan)	Trademark search and protection information services	Business, legal and trademark professionals

(1)	United Kingdom, Australia, Denmark, Hong Kong, Spain, Sweden and though a joint venture, Japan.

     Thomson International Legal & Regulatory operates legal information businesses in Argentina, Australia, Denmark, France, Hong Kong, Ireland, Japan, Malaysia, the Netherlands, New Zealand, Singapore, Spain, Sweden and the United Kingdom through local operations. Through these businesses, we provide a range of primary materials, such as case law and statutes, and secondary materials, including treatises and legal commentary specific to the countries in which we operate.
     Westlaw UK offers a combination of legal information from the United Kingdom and the European Union that we derive from our legal publishing businesses in those jurisdictions, together with information licensed from third parties. We also operate Lawtel, the leading U.K. online current awareness and legal information service. As a result of the continued growth of Westlaw and Lawtel, 98 of the largest 100 U.K. law firms subscribed to our online services in 2006.
     In addition, we offer country-specific online legal services in Argentina, Australia, Denmark, Hong Kong, New Zealand, Spain, Sweden and the United Kingdom. In each case, we offer local content, owned or licensed by our operations in that region, supplemented with relevant information from other regions of the world, such as our databases of European Council directives maintained by our ELLIS business unit. In 2006, we formed a joint venture in Japan with Shin Nippon Hoki Shuppan K.K. to establish Westlaw Japan K.K., a business that is developing a new, state-of-the-art online service created expressly for the world’s second-largest legal information marketplace in terms of users. Shin Nippon Hoki Shuppan is Japan’s leading provider of print-based legal information.
     In addition to launching customized online legal services in various countries, we also provide a basic Westlaw service, known as Westlaw International. Through Westlaw International, we are able to offer our current online products and services to customers in markets where we may not have an existing publishing presence or have not yet developed a fully customized Westlaw service. As of December 31, 2006, we provided Westlaw International in 60 countries.
     Through Thomson CompuMark, we operate various trademark-related businesses. Through these businesses, we maintain databases containing all current trademark registrations in over 200 countries, including the United States, Canada, Japan, Mexico, South Korea and most European countries. We also offer a wide range of products and services that cover all aspects of developing and protecting trademarks, including enabling customers to screen them, determine their availability, protect them from infringement and search domain names.
     Competition
     Our primary global competitors in the legal and regulatory information market are Reed Elsevier (which operates Lexis-Nexis) and Wolters Kluwer NV with which we compete in the United States and in most of the other countries in which we operate. Our major competitors continued to pursue acquisitions in 2006, primarily in North America and Europe. We also compete with other companies in the United States and in our international markets which provide legal and regulatory information, practice management and client development services.

Thomson Tax & Accounting
     Overview
     Thomson Tax & Accounting provides tax and accounting professionals with regulatory information, software, services, tools and applications to assist them in their daily work. We are one of the leading online suppliers of this type of information in the United States.
     Thomson Tax & Accounting consists of three business groups:
•	Research & Guidance;

•	Professional Software & Services; and

•	Corporate Software & Services.
     In 2006 and 2005, Thomson Tax & Accounting generated revenues of approximately $598 million and $532 million, respectively. The following table provides additional information regarding Thomson Tax & Accounting’s revenues in 2006 and 2005.

	% of Total Revenues
	2006	2005
Electronic, software and services	83%	80%
From North America	100%	100%
Recurring/subscription-based	94%	95%
     Products and Services
     The following provides information about our major tax and accounting brands.

Major Brands	Principal Products and Services	Customers
Research & Guidance:
RIA PPC Checkpoint Quickfinder Warren Gorham & Lamont (WG&L)	Tax and accounting information-based products and services	Professional accounting firms, corporate, finance and accounting departments, law firms and governments

Professional Software & Services:
Creative Solutions GoSystem UltraTax GoFileRoom	Tax and accounting software and services focused on compliance and management solutions	Professional accounting firms, tax preparers, bookkeepers and enrolled agents

Corporate Software & Services: InSource Tax Partners TrustEase eComply Fiduciary Practice Systems ePropertyTax	Tax and accounting software and services focused on compliance and document management	Corporate tax departments and financial services firms
     Our tax and accounting information is available in both electronic and print formats. Our business is currently focused on developing integrated research and workflow solutions utilizing products from our software business and our information businesses to create a broader offering to tax and accounting professionals.

     Through our Research & Guidance businesses, we offer a variety of tax, accounting and auditing-related information and solutions. Checkpoint is our online integrated tax and accounting solution which provides expert guidance, information, analysis and forms from various Thomson products and services (RIA, WG&L, PPC, West) as well as third party content. This information is linked to comprehensive legislative, administrative and case materials. For example, Checkpoint’s CompareIt allows users to link to coverage of similar topics from one state to another, from state to federal, and from treaty to treaty across countries. Checkpoint’s Create-a-Chart allows users to capture pertinent multistate tax information in one convenient table. Checkpoint covers U.S. federal, state and local taxation, international taxation, estate planning, pension and benefits, payroll, SEC compliance, GAAP compliance, internal auditing and financial management.
     Software offered by our Professional Software & Services businesses perform payroll, write-up, bookkeeping, audit and practice management functions and enable our customers to interact with their clients through the Internet. Our software also assists our customers in the preparation of tax returns and enables them to file tax returns electronically.
     Through our Corporate Software & Services businesses, we provide our customers with a specialized range of products for managing corporate tax, bank and trust accounting, from tax preparation software to complete tax preparation services. In 2005, we acquired Tax Partners to provide sales and use tax outsourcing services. In 2006, we acquired ePropertyTax to provide property tax solutions and compliance services.
     Our tax and accounting customers are primarily in the United States and Canada.
     Competition
     Thomson Tax & Accounting’s primary competitor across all customer segments is CCH (owned by Wolters Kluwer NV). Other major competitors include Intuit in the professional software and services market, MLM in the corporate software and services market and BNA in the information market. Thomson Tax & Accounting also competes with a number of smaller firms across the tax and accounting landscape.
Thomson Financial
     Overview
     Thomson Financial is a leading provider of integrated information and technology applications to the global financial services industry. We offer a broad range of financial data and develop individual workflow solutions and services. These services are specifically designed for trading professionals, portfolio managers, investment bankers, stockbrokers, financial planners, corporate executives and treasury and investor relations professionals to optimize their decision making and performance.
     Thomson Financial divides its core business into three groups:
•	Corporate, Investment Banking & Investment Management;

•	Equities, Fixed Income & Wealth Management; and

•	Omgeo.

     In 2006 and 2005, Thomson Financial generated revenues of approximately $2.0 billion and $1.9 billion, respectively. The following table provides additional information regarding Thomson Financial’s revenues in 2006 and 2005.

	% of Total Revenues
	2006	2005
Electronic, software and services	98%	98%
From North America	79%	80%
Recurring/subscription-based	82%	77%
     Products and Services
     Thomson Financial offers a variety of content, analytical applications and transaction platforms to financial professionals worldwide in the following segments:
•	Investment banking;

•	Wealth management;

•	Investment management;

•	Institutional equities;

•	Fixed income;

•	Corporate management;

•	Institutional research;

•	Hedge funds; and

•	Private equity and consultants.
     While we continue to sell many of our products and services separately, our applications are also combined under the Thomson ONE brand to provide integrated workflow solutions. Thomson ONE is a flexible open architecture framework that allows for easy integration and delivery. This platform gives us the flexibility to customize our content offering to our customers. Our current Thomson ONE workflow solutions are designed to meet the distinct needs of professional users in each segment that we serve.
     In 2006, the number of Thomson ONE workstations increased approximately 20% to 141,000 from 118,000 at the end of 2005 as a result of user migration from legacy products and new client wins. In 2007, we plan to expand the capabilities of our Thomson ONE solutions and achieve continued growth in these workstations.
     We derive our financial information from regulatory bodies, public sources, proprietary research, third party providers with which we have license arrangements, and contributors with whom we have developed trusted relationships. To provide industry-leading, high-quality information, Thomson Financial employed a global research group of approximately 2,300 employees as of December 31, 2006. This group collects, enhances and manages all key content to deliver financial information to our clients. Our databases of financial information are some of the largest in the world and many have decades worth of invaluable history. Our global research group is cost efficient, ensures consistency and supports the workflow solutions offered by Thomson Financial.

     Corporate, Investment Banking & Investment Management
     Our Corporate, Investment Banking & Investment Management group focuses on providing investment bankers, private equity and hedge fund professionals, corporate executives, investor relations personnel and asset managers with integrated information solutions to assist them in analyzing markets and pursuing and completing transactions, including precedent analysis, company and market due diligence, financial analysis and modeling, preparation of presentation materials and securities offerings. Our products are offered as distinct modules as well as through a comprehensive information solution.
     The following table provides information about our major Corporate, Investment Banking & Investment Management brands.

Major Brands	Principal Products and Services	Customers
Thomson ONE Investment Banking SDC Platinum Investext Global Access Thomson Research	Analytical tools and databases of brokerage research, transactional data, institutional holdings data, current and historical earnings estimates, pricing information, SEC filings and news	Investment bankers and private equity professionals

Thomson ONE Investment Management Quantitative Analytics (QAI) Datastream I/B/E/S First Call Baseline StreetEvents	Security and portfolio analytical tools as well as databases of real-time equity and fixed income brokerage research, current and historical analyst forecast estimates, investor presentations, company accounts data, pricing data, global aggregated forecast data at the country, sector and industry levels, market indices data, institutional holdings data, SEC filings and news	Portfolio managers, portfolio analysts, buy side traders and research analysts

Thomson ONE Corporate Thomson ONE Investor	Internet-based software applications providing corporate news and information, stock surveillance services and outbound communications services	Investor relations professionals, financial executives and asset managers

Capital Markets Intelligence (CMI)	Market intelligence and analytical services for market valuation analysis	Investor relations professionals and corporations
     The Corporate, Investment Banking & Investment Management group provides online financial data and research on companies, industries and markets that allow our customers to develop and analyze financial forecasts, market share, competition, industry trends, economic climates and key industry participants. We offer a range of customizable products and services that enable our customers to effectively and efficiently manage and execute each phase of the investment process, including research and analysis, investment decisions and stock selection.
     We also offer institutional securities ownership information that enables our customers to analyze who may be buying, selling and holding securities as well as mergers and acquisitions transaction data that our customers use to identify comparable transactions, business opportunities and business trends. In addition, our customers can access news, stock price information and SEC filings and analyze this information with a set of comprehensive tools.

     In 2006, we acquired Quantitative Analytics, Inc. (QAI), a leading provider of financial database integration and analysis solutions. QAI’s software solutions are used by investment management firms for securities selection, modeling, back testing, portfolio construction and trading strategy development. QAI integrates multiple data sources, including proprietary customer data, to create an integrated database of financial information and provides a suite of analytical tools to query or mine the database for insights and trading ideas. This acquisition has provided Thomson Financial with the ability to deliver integrated, multi-asset class workflow solutions on a global basis.
     Our StreetEvents offerings are used by investment managers to monitor the activities of their company portfolios. It has a robust electronic events calendar used by corporations to post notices of earnings releases, and investor presentations. StreetEvents also has a database containing transcripts and archived webcasts of public company earnings conference calls.
     For corporations, we provide information solutions primarily to investor relations professionals and financial executives. We offer online access to financial information, such as broker research, ownership and peer analysis, news, stock quotes, institutional profiles and contact data. Additionally, we provide services for the dissemination of corporate news releases, as well as comprehensive offerings for investor relations professionals that include hosting of investor websites, product webcasts for earnings calls and the dissemination of critical information to shareholders through common communication mechanisms. In 2006, we acquired AFX News, a leading European independent real-time financial news agency which provides equity-focused business, financial and economic news to the investment community. This acquisition complemented Thomson Financial News for investment professionals in North America.
     Equities, Fixed Income & Wealth Management
     Our Equities, Fixed Income & Wealth Management group focuses on providing wealth managers, brokers and equity and fixed income traders with integrated information solutions to assist them in managing client portfolios, analyzing securities and executing securities transactions.
     The following table provides information about our major Equities, Fixed Income & Wealth Management brands.

Major Brands	Principal Products and Services	Customers
Thomson ONE Wealth Management Thomson ONE Equity Research Thomson ONE Fixed Income Thomson ONE Hedge Fund Trading InvestmentView Global Topic ILX	Electronic financial information, including real-time market data, such as pricing data, company information, news and analytics	Institutional traders, retail traders, investment advisors and hedge fund professionals

TradeWeb TradeWeb Retail Thomson Transaction Services	Online marketplace for fixed income securities and derivatives Back office data processing services	Institutional and retail traders Brokers and dealers

AutEx	Electronic database and real-time network for trade order indications and trade executions	Equity traders

Thomson Transaction Analytics	Transaction cost analysis and trade execution compliance services	Brokers, market makers and exchanges

     Thomson Financial provides wealth managers with workflow solutions that combine market data, news and analysis with sophisticated financial planning and portfolio and client management tools. These workflow solutions are designed specifically to meet the needs of financial advisors, brokers and sales support staff requiring real-time market data, news, charts and quotes. Thomson InvestmentView provides hypothetical illustrations, client-ready presentations, financial planning calculators and detailed fund profiles designed exclusively for financial advisors. InvestmentView enables users to deliver personalized and timely recommendations, allowing them to focus on growing their client relationships and increasing assets under management.
     TradeWeb is the leading online multi-dealer-to-customer institutional marketplace for fixed income securities and derivatives. As of December 31, 2006, its multi-dealer auction model linked the trading desks of 35 of the world’s leading fixed income dealers with more than 2,200 buy-side institutions in North America, Europe and Asia. By the end of 2006, TradeWeb was averaging approximately $200 billion in daily trading volume. TradeWeb is also a leading electronic straight-through-processing (STP) network for fixed income markets, providing dealers and buy-side institutions with paperless trade allocations and confirmations on its fully-integrated TradeXpress network. TradeWeb’s STP network includes AccountNet, a leading derivatives counterparty management tool and a leading data warehouse for standing settlement instructions and over-the-counter derivatives legal documentation. In 2006, TradeWeb acquired LeverTrade, formerly Global Trade Technologies (GTT), a provider of web-based fixed income management systems for the retail marketplace. LeverTrade was re-branded TradeWeb Retail during 2006.
     Thomson Transaction Services (formerly known as BETA Systems) allows brokerage firms to outsource the majority of their back office data processing activities, such as processing orders for securities and maintaining customer and firm accounts. Through Thomson Transaction Services, our customers are able to generate a range of customer account documents, including monthly customer statements, trade confirmations and real-time portfolios. Thomson Transaction Services interfaces with major clearing services, depositories and exchanges to process orders for securities.
     Thomson Financial provides institutional and brokerage firms with access to their global trading partners, giving more routes to best execution. Thomson Order Routing handled over one billion shares traded per day over 5,700 connections during 2006. As part of Thomson Order Routing, we offer AutEx, which is a database and online real-time network for trade order indications and executions for listed and over-the-counter securities. Through AutEx, a broker/dealer is able to send a real-time indication of interest to buy or sell securities to portfolio managers. The indication of interest appears in the portfolio manager’s AutEx screen and the portfolio manager can then contact the broker/dealer to make the trade. Once the trade is complete, the broker/dealer reports the transaction to all AutEx subscribers. This allows subscribers to obtain a summary of trades and indications of interest. In 2006, Thomson Financial acquired Market Systems, which was re-branded Thomson Transaction Analytics. Thomson Transaction Analytics provides compliance technology and services to measure and audit agency trading activity, which allows users to fulfill regulatory requirements to provide their customers with best execution.
     Omgeo
     In 2001, we formed Omgeo, a partnership with The Depository Trust & Clearing Corporation, to meet the expanding information and processing needs of our customers in the financial services industry, which resulted from a proposal to move from a three day (T+3) to a one day global settlement cycle (T+1). While the T+1 initiative has not yet been implemented, Omgeo is able to provide clients with a managed transition to a new and more efficient way of processing trades for straight-through processing and increasing trade settlement capabilities.

     Competition
     Thomson Financial’s two major competitors are Bloomberg L.P. and Reuters Group PLC, which compete in all of its market segments. Bloomberg and Reuters are principal competitors in fixed income, institutional equities and investment management, while Reuters is a principal competitor in investment banking.
     Thomson Financial also competes with FactSet Research Systems Inc., Standard & Poor’s (a division of The McGraw-Hill Companies), SunGard Data Systems Inc. and MarketAxess Holdings Inc., plus a number of other smaller firms, each of which focuses primarily on specific product and service areas within the various financial market segments.
Thomson Scientific
     Overview
     Thomson Scientific is a leading provider of information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplace. We derive most of our scientific information from public sources, academic, scientific, technical and medical journals, pharmaceutical companies, healthcare industry transaction databases and practicing professionals. We supplement the collected information, in many cases, with proprietary analysis prepared by our staff of expert editors. We further enhance the value of that information by ranking, organizing, summarizing and continuously updating it to make it more accessible and of greater utility to our customers.
     In 2006 and 2005, Thomson Scientific generated revenues of approximately $602 million and $569 million, respectively. The following table provides additional information regarding Thomson Scientific’s revenues in 2006 and 2005.

	% of Total Revenues
	2006	2005
Electronic, software and services	95%	96%
From North America	69%	68%
Recurring/subscription-based	74%	76%
     Products and Services
     Our scientific solutions assist scientists and other research-oriented professionals in all stages of the research and development (R&D) cycle from scientific discovery to product release. Our scientific business operates primarily in the secondary publishing market. As a secondary publisher, we enhance the value of primary publication information by abstracting, indexing, integrating and ranking the information so it is more accessible to our customers. Our products and services add further value by providing integrated workflow solutions that enable access and management of the highest quality and most relevant published materials for researchers, information specialists and administrators in diverse fields. We provide complementary products and services, such as bibliographic software programs, content hosting of well-established databases in the industry and document delivery services for full-text journal articles and patents, the main publishing channels for scientific discovery. We also customize our products for particular industries or other customer groups and make them available in one easily accessible, searchable database through the Internet and other electronic formats. Our scientific solutions are used by many of the leading academic institutions and research libraries around the world. Additionally, many of the largest global pharmaceutical, biotechnology, chemical, electronics and other high-technology companies also use our scientific information solutions to monitor competitors, develop research and business strategies, and protect patent portfolios.

     The following table provides information about our major scientific brands.

Major Brands	Principal Products and Services	Customers
ISI Web of Knowledge	Comprehensive and integrated platform that includes the Web of Science as well as third-party hosted content, editorially selected websites, and tools to access, analyze and manage research information	Research scientists and scholars, government agencies, research libraries and universities and colleges

Web of Science	Comprehensive database providing a source for journal article-cited references and access to abstracted and indexed journals	Research scientists and scholars, government agencies, research libraries and universities and colleges

Thomson Pharma	Integrated web platform that delivers scientific literature, patents, commercial and regulatory information, company news communications, professional meeting reports and other relevant content	Pharmaceutical and biotechnology companies

Liquent InSight	Global regulatory compliance software	Pharmaceutical and biotechnology companies

Delphion/ MicroPatent PatentWeb	Integrated platform solutions to search patents, leverage unique productivity tools to analyze and track market developments and competitive activities, and view, download and print high-quality full-text patent images	Technical professionals, business and professional researchers

Derwent World Patents Index	Comprehensive database of patent abstracts	Technical professionals, business and professional researchers

Master Data Center	Intellectual property rights solution that processes patent annuity and trademark renewal payments	Corporations across a wide spectrum of industries

Dialog DataStar	Online database of current and archival scientific and business information	Business, science, engineering, financial and legal professionals

ScholarOne	Subscription-based software for authoring, evaluating and publishing scholarly research	Scientific, technical and medical publishers and researchers
     Within our academic and government division, the ISI Web of Knowledge integrated platform offers a single point of entry for scholarly researchers. This electronic service extends our users’ access to research information by offering an integrated collection of databases which, as of December 31, 2006, covered almost 22,000 peer-reviewed professional journals, leading scientific and patent information databases, journal citation reports, meetings and conference proceedings and evaluated scientific websites. Our advanced interface enables our customers to search a single database or multiple databases concurrently and links customers to full-text journal articles provided by publishers while also allowing for the seamless return to our service. The bibliographic references in our databases currently cover the period from 1900 to the present. Our databases and websites are also viewed as important distribution channels by authors and publishers of journals.
     Our Thomson Pharma solution provides extensive drug-specific information throughout product lifecycles. Thomson Pharma integrates content from many of our key products with information from other businesses across Thomson. Through powerful search and analytical tools, Thomson Pharma enables our customers in the fields of biology, chemistry, licensing, business development and competitive intelligence to retrieve critical information needed to make informed decisions. In 2006, each of the 25 largest publicly traded pharmaceutical companies in terms of revenues subscribed to Thomson Pharma products. As of December 31, 2006, Thomson Pharma supplied information about the R&D portfolios of more than 13,600 entities involved in drug development, information about therapeutic patents, including links to the full text of the original patent, the pipeline status of investigational drugs, searchable chemical structures, meeting reports and bibliographic references.

     Our Liquent InSight software enables our scientific customers to comply with complex rules and standards promulgated by regulatory authorities in jurisdictions around the world. Liquent InSight software also provides our customers with the ability to create, review and amend regulatory-compliant filings and dossiers to accelerate the regulatory approval process, allowing them to bring their products to market faster. Liquent InSight also keeps our customers current on international regulatory developments.
     Thomson Scientific also develops customized information solutions that can be seamlessly integrated into our customers’ daily workflows. Each solution assembles sophisticated software tools with relevant patent data, our comprehensive coverage of world journal literature and other content extracted from our extensive product portfolio. Through the Derwent World Patents Index, we are one of the world’s most comprehensive providers of professionally abstracted and annotated patent information. As of December 31, 2006, we assessed, classified, summarized and indexed patent documents from approximately 40 international patent-issuing authorities and our databases covered the period from 1963 to the present. Our integrated Delphion and MicroPatent PatentWeb solution provides business and professional researchers with access to full-text international patent documents supported by search, retrieval, analysis and other workflow productivity tools. In addition, our Master Data Center business has been providing intellectual property management services for over 35 years and processed over 750,000 patent and trademark payment and renewals in 2006.
     Dialog DataStar provides information and news to customers of various Thomson businesses, including business, science, engineering, financial and legal professionals. Our Dialog DataStar business primarily licenses data from third parties and maintains content from authoritative publishers in science and technology, intellectual property, news and business. Dialog DataStar is an extensive source for patents, trademarks, scientific and technical journals, drug pipeline files, regulatory information, current news, company profiles and financials, and market research reports.
     In 2006, we acquired ScholarOne. ScholarOne’s products, which are sold to scientific, technical and medical journal publishers and scientific conference organizers, provide a web-based system that allows research authors, peer reviewers and journal editors to streamline and accelerate the article and conference-related content submission, review and evaluation process.
     Competition
     Our principal competitors in the scientific information market include Reed Elsevier (Science), Wolters Kluwer NV, John Wiley and Sons, Inc., CSA, Factiva, Informa plc, ACS Inc., STN International and Questel/Orbit, Inc.
Thomson Healthcare
     Overview
     Thomson Healthcare is a leading provider of information and services in the healthcare, corporate and government marketplaces. Our healthcare businesses provide integrated information solutions and knowledge-based tools, often at the point-of-care, to physicians, pharmacists, nurses and other health professionals. Our drug, clinical point-of-care solutions enable clinicians to efficiently access the reference resources they need to diagnose conditions, make decisions during treatment and provide patients with pertinent information regarding their condition. The demand for point-of-care information and cost and quality management solutions is driven by a combination of consumer demand for quality healthcare, cost pressures and heightened awareness of medical errors.

     In 2006 and 2005, Thomson Healthcare generated revenues of approximately $393 million and $352 million, respectively. The following table provides additional information regarding Thomson Healthcare’s revenues in 2006 and 2005.

	% of Total Revenues
	2006	2005
Electronic, software and services	73%	70%
From North America	97%	97%
Recurring/subscription-based	62%	59%
     Products and Services
     The following table provides information about our major healthcare brands.

Major Brands	Key Products and Services	Customers
Micromedex (Healthcare Series)	Comprehensive database set of drugs, disease information, medical emergency and poison control procedures, patient education and other relevant clinical, toxicological and environmental health and safety information	Physicians, health professionals, pharmaceutical companies, hospitals, poison control centers, corporations, government agencies and insurance companies

Clinical Xpert	Medical reference and decision support tool for personal digital assistants (PDAs)	Physicians, health professionals and hospitals

PDR (Physicians’ Desk Reference)	Database of U.S. Food and Drug Administration (FDA) approved drug monographs, delivered in print and electronic format	Physicians, health professionals, pharmaceutical companies and government agencies

Medstat (Advantage Suite) Solucient	Decision support products designed for managing healthcare costs and quality	Hospitals, corporate and governmental healthcare purchasers, managed care and insurance companies, pharmaceutical companies and the health services research community
     Our Micromedex Healthcare Series represent a set of comprehensive databases of drug information, evidence-based acute and chronic disease information, poison and biohazard information, clinical practice guidelines and procedures and patient education information, most of which has been compiled over more than 25 years. The databases have been developed from scientific and clinical literature by expert editors and from approved drug-labeling information and were utilized by more than 7,800 facilities in approximately 80 countries during 2006.
     In 2006, we acquired MercuryMD, which expanded our point-of-care handheld solutions.
     The PDR (Physicians’ Desk Reference) product is a drug database created in large part from U.S. Food and Drug Administration approved drug-labeling information. The PDR is distributed in a print directory format, on handheld electronic devices and through the Internet. Pharmaceutical companies provide us with the drug-labeling information and list their products in the directory. In 2006, pharmaceutical companies also sponsored the annual delivery of the PDR to practicing physicians in the United States and we sell additional copies of the directory to other healthcare professionals and consumers.

     Through Medstat, we provide decision support systems, market intelligence, benchmarking databases and research for managing the purchase, administration and delivery of health services and benefits. We also develop and provide products and methodologies for organizing and understanding the data. Our decision support solutions and research provide an extensive collection of healthcare information for corporate and governmental healthcare purchasers, the managed care and health insurance industry, hospitals and integrated delivery networks, the pharmaceutical industry and the health services research community. This information helps these customers better manage the cost, quality and strategic positioning of health services and benefits.
     In 2006, we acquired Solucient. Solucient’s public and proprietary data has helped healthcare providers identify significant trends inside their organizations and benchmark their performance against similar organizations and national standards. We believe that this acquisition has allowed us to provide healthcare decision makers with the most comprehensive and valuable set of decision support capabilities for managing both healthcare costs and quality of care.
     Competition
     Our principal competitors in the clinical and drug information market are Reed Elsevier (Science) and Wolters Kluwer. Within the management decision support market, our principal competitors are Ingenix (a division of UnitedHealth Group, Inc.), McKesson Health Solutions (a division of McKesson Corporation) and 3M Health.
Discontinued Operations
     Thomson Learning constituted substantially all of our discontinued operations as of December 31, 2006. In addition to Thomson Learning, our discontinued operations as of December 31, 2006 also included Thomson Scientific & Healthcare’s Medical Education business and Thomson Legal & Regulatory’s IOB, Market Research and NewsEdge businesses.
Thomson Learning
     In February 2006, we approved the sale of three businesses in the Thomson Learning group - Peterson’s, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic community. The sales of Peterson’s and K.G. Saur both closed in the third quarter of 2006. We intend to close the sale of Thomson Education Direct’s North American operations in the first quarter of 2007.
     In October 2006, we announced our plans to sell the remainder of the businesses of Thomson Learning. The aggregate revenues of these businesses in 2006 and 2005 were approximately $2.3 billion and $2.2 billion, respectively. We expect to close the sale of these businesses in 2007. The divestiture of these businesses currently encompasses the following independent sales processes:
•	NETg;

•	Prometric; and

•	The higher education, careers and library reference businesses.

     NETg
     In October 2006, we announced the signing of an agreement to sell NETg to SkillSoft PLC for approximately $285 million. The sale is expected to close in the second quarter of 2007. NETg is a provider of online and instructor-led information technology and business skills training, primarily to corporations and government agencies. Principal competitors of NETg in the electronic and print-based training markets have included Skillsoft PLC, DigitalThink, Inc., Element K LLC, and MindLeaders.com, Inc.
     Prometric
     We are currently seeking buyers for Prometric through a competitive bidding process. We expect that the sale of Prometric will be concluded in 2007. Prometric is a global leader in testing and assessment services, primarily to corporations, professionals and professional associations, academic institutions and associations, and government agencies. Prometric’s solutions include test development, test delivery and data management capabilities. As of December 31, 2006, Prometric developed or delivered assessments through a global network of testing centers in approximately 130 countries as well as directly through the Internet. Principal competitors in the computer-based testing market include Pearson VUE (a division of Pearson Plc) and Promissor (also part of Pearson Plc).
     Higher education, careers and library reference businesses
     We are currently seeking buyers for the higher education, careers and library reference businesses of Thomson Learning. These businesses provide textbooks, study guides and teaching guides in print and electronic formats for use in colleges, universities, technical and vocational schools, trade schools and trade associations, and for use by professors, students and professionals. In addition, these businesses offer electronic, print and microfilm reference materials for libraries, reference centers, schools, colleges, universities and corporations. The following table provides information about the major brands of these businesses.

Major Brands	Principal Products and Services	Customers
Thomson Wadsworth	Textbooks and electronic course materials in the humanities and social sciences	Colleges, universities, professors, students and professionals

Thomson South-Western	Textbooks and electronic course materials in business and economics	Colleges, universities, professors, students and professionals

Thomson Brooks/Cole	Textbooks and electronic course materials in mathematics and sciences	Colleges, universities, professors, students and professionals

Thomson Course Technology	Textbooks and print and electronic materials for information technology instruction	Colleges, universities and corporations

Thomson Delmar Learning	Textbooks and learning materials for technology, trade healthcare, professional and career education	Colleges, vocational schools, career schools, teachers and students

Thomson Education International (Netherlands, Australia and Scotland)	Textbooks and learning materials for technology, trade healthcare, professional and career education	Colleges, vocational schools, career schools, teachers and students

Thomson Gale	Print and electronic reference materials, electronic databases of magazine, newspaper and periodical content, microfilm collections and encyclopedias	Academic and public libraries, corporations, reference centers, colleges, universities and schools

Thomson Heinle	Textbooks and electronic course materials for English, modern languages and English-language training	Colleges, universities, schools, professors and students

Thomson Nelson (Canada and Australia)*	Textbooks and electronic course materials for the school and higher education markets	Colleges, universities, schools, professors and students

Major Brands	Principal Products and Services	Customers
Groupe Modulo (Canada)	French language publisher of instructional materials for the Canadian primary and secondary school markets	Colleges, universities, schools, professors and students

Thomson Paraninfo (Spain and Portugal)	Spanish language higher education textbooks in business, economics and vocational subjects	Colleges, universities, schools, professors and students

Universitas 21 Global (Asia-Pacific)**	Online university courses	Students

*	= Due to Canadian regulatory requirements, Thomson Nelson’s Canadian business will be divested as part of a separate sales process.

**	= Joint venture.
     The higher education, careers and library reference businesses of Thomson Learning have been increasingly accelerating the shift to digital and hybrid solutions from print materials. Experts in the relevant disciplines author a number of these businesses’ textbooks and learning materials under long-term royalty arrangements. The authors work with editors of the Thomson Learning businesses to prepare the original materials for new editions, revised editions and teaching supplements. The depth and breadth of its product offerings mean that release dates of major textbook titles are spread out so that revenues from new product releases are spread more predictably from year to year.
     The higher education businesses publish in selected disciplines that they believe offer the highest long-term growth and where they have or believe they can attain substantial market share, such as in the humanities, social sciences, languages, science, mathematics, business and economics fields. These businesses create proprietary reference material, aggregate periodical content and primary source research information and integrate this information into a broad array of sophisticated online reference libraries. The principal competitors of these businesses in the United States and internationally include Pearson Education (a division of Pearson Plc), The McGraw-Hill Companies, Houghton Mifflin Company, John Wiley & Sons, Inc. and Georg von Holtzbrinck GmbH.
     The careers businesses offer textbooks, teaching guides, study guides and practice tests to professionals who are seeking to maintain or upgrade their credentials and to professors and students in degree-granting technical and vocational schools. The careers businesses create their offerings for a wide variety of disciplines, including administration, automotive, computer-assisted drafting, cosmetology, education, electronics, fire rescue, healthcare, security, travel and other trades. Principal competitors of these businesses vary. For example, in the academic and technology and trade markets, principal competitors include Pearson Education (a division of Pearson Plc) and McGraw-Hill Companies, while in allied health and nursing, Reed Elsevier is the main competitor.
     Thomson Gale, the library reference business, is known for its high quality, proprietary content and innovative electronic solutions, including digital archives, e-books, databases as well as a variety of print materials. This reference business is being expanded into new markets by providing supplements to core curricula taught in primary and secondary schools and expanding the distribution of reference products in the international and primary and secondary school library markets. In the global library print reference market, principal competitors include Océano Grupo Editorial and the Grolier unit of Scholastic Inc. In the global library electronic reference market, principal competitors include ProQuest Company and EBSCO Industries, Inc.

Technology
     Our businesses maintain sophisticated electronic infrastructures and highly developed online systems and support capabilities to provide our customers with electronic products and services primarily through the Internet.
     We have successfully developed and are continuing to implement Novus, the next generation of our online delivery platform, which utilizes new and highly scalable technologies resulting in significantly enhanced capabilities. This platform allows us to more easily combine content from our various online services, reduce product delivery costs and reduce development time for new products and services. Thomson is increasingly using the Novus platform for its other businesses outside of Thomson Legal. We continue to upgrade and standardize our applications and infrastructure, enabling us to enhance our ability to market and sell our products over the Internet. As greater numbers of people are turning to the Internet with an expectation of instantaneous access to current information, it has fueled demand for online products and services.
     Thomson Financial maintains global data collection and management systems that have enabled us to assemble and manage one of the largest and broadest database collections of financial information in the world. Thomson Financial also maintains powerful delivery platforms that enable us to provide real-time market data quickly and reliably to its customers. We believe that our systems use more open architecture than our competitors, which allows our customers to more easily utilize other information and software applications with our products and services. This delivery architecture allows us to offer modular web-based services that can be bundled together to integrate a number of our products and services into a single product offering. Thomson Financial also maintains private networks, or extranets, allowing it to provide innovative community solutions, such as AutEx. These solutions connect a large number of firms to a network and permit the online exchange of real-time trade order indications and executions. Similarly, TradeWeb’s dealer-to-customer online marketplace uses client/server architecture to display real-time, best bid and offer prices from the largest dealers for a range of fixed income products, and offers secure, interactive and simultaneous trading over its Internet-based network.
     Technology is an increasingly important element of the products and services of Thomson Scientific and Thomson Healthcare. We are focused on continuously improving our content management and delivery technologies so that we have the ability to provide our products in the media best suited to our customers. This includes delivery over dedicated networks, the Internet and handheld wireless devices. Both Thomson Scientific’s and Thomson Healthcare’s businesses deploy a common flexible content management system that improves our ability to customize and combine our products and simplifies the new product development process. These content management systems provide efficiencies in the information collection and editorial process as we are able to automatically update our databases concurrently.
Sales and Marketing
     We primarily sell directly to our customers. In the United States, some of our businesses have regional sales representatives in addition to a team of account managers and sales representatives who work out of our offices to ensure that our existing customers’ needs are met. Outside of the United States, some of our businesses have regional sales forces that focus on marketing and selling our products to customers located in a particular country or area. We sometimes supplement our regional sales and account management presence with a telemarketing group to assist in meeting our customers’ informational requirements.

     In addition, we have been successful in selling some of our products and services over the Internet. Focusing some of our marketing and sales efforts on Internet sales has allowed us to broaden our range of customers and reduce sales and marketing costs. A number of our businesses also use the Internet to provide product support to our existing customers.
Seasonality
     With the pending divestiture of Thomson Learning, our results will become less seasonal than previously reported. However, in terms of revenues and profits, the first quarter will continue to proportionately be the smallest quarter for us, and the fourth quarter will be our largest, as certain product releases are concentrated at the end of the year, particularly in the regulatory markets. Costs will continue to be incurred more evenly throughout the year. As a result, our operating margins will continue to generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter of the previous year. While we report results quarterly, we view and manage our company from a longer-term perspective.
Intellectual Property
     Many of our products and services are comprised of information delivered through a variety of media, including the Internet, software-based applications, books, journals, CDs, dedicated transmission lines and handheld wireless devices. Our principal intellectual property assets include our patents, trademarks, databases, copyrights in our content and other rights in our tradenames. We believe that our intellectual property is sufficient to permit us to carry on our business as presently conducted. We also rely on confidentiality agreements to protect our rights. In addition, we obtain significant content and data through third party licensing arrangements with content providers. We have also registered a number of website domain names in connection with our publishing and Internet operations.
Research and Development
     Innovation is essential to the success of our company and is one of the primary bases of competition in our markets. Our businesses are continuously engaged in research to develop new products and services, to improve and enhance the effectiveness and ease of existing products and services, and to develop new applications for existing products and services.
Environmental Matters
     We believe that our operations are in material compliance with applicable environmental laws, as well as laws and regulations relating to worker health and safety. Compliance with these laws and regulations has not had, and is not expected to have, a material effect on our capital expenditures, earnings or competitive position.

Properties and Facilities
     We own and lease office space and facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes. Our operational headquarters are in Stamford, Connecticut, where we lease office space. The following table provides summary information about our principal properties as of December 31, 2006.

	Approx.
Facility	Sq. Ft.	Owned/Leased	Principal Use
Eagan, Minnesota (1)	2,518,300	Owned	Thomson Legal’s North American Legal’s headquarters and West operating facilities
Boston, Massachusetts (2)	462,400	Leased	Thomson Financial offices
New York, New York	435,200	Leased	Thomson Financial offices and headquarters

(1)	In January 2007, we announced that we plan to add approximately 425,000 square feet of office space and approximately 80,000 square feet of data center space to this facility. We expect to occupy the new office space by October 2008 and the new data center space by November 2007.

(2)	Consists of three addresses.
Thomson Learning’s principal property as of December 31, 2006 was the following:

	Approx.
Facility	Sq. Ft.	Owned/Leased	Principal Use
Independence, Kentucky	835,000	Leased	Thomson Learning distribution facility
Employees
     As of December 31, 2006, our company had approximately 32,375 employees in 37 countries (excluding employees of Thomson Learning). Of that number, approximately 14,600 were employed by Thomson Legal, 3,000 by Thomson Tax & Accounting, 9,300 by Thomson Financial, 2,400 by Thomson Scientific, 2,600 by Thomson Healthcare and 475 by our corporate center. Thomson Learning had approximately 9,480 employees in 39 countries as of December 31, 2006. We believe that our employee relations are good.

Risk Factors
     The risk factors below are associated with our company. The risks and uncertainties below represent certain risks that our management believes are material. If any of the events or developments discussed below actually occur, our business, financial condition or results of operations could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our business, financial condition or results of operations.
We operate in highly competitive markets, which may adversely affect our market share and our financial results.
     We operate in highly competitive markets with significant established competitors, such as Reed Elsevier, Wolters Kluwer, Reuters Group, Bloomberg and The McGraw-Hill Companies. Our competitors have substantial financial resources, recognized brands, technological expertise and market experience. Our competitors are also continuously enhancing their products and services, developing new products and services and investing in technology to better serve the needs of their existing customers and attract new customers. Some of our competitors are acquiring additional businesses in key sectors that will allow them to offer a broader array of products and services. Certain of our traditional competitors are trying to follow our solutions strategy and narrow our lead in many areas of technology. We may also face competition from businesses that have not traditionally participated in our markets, such as Internet service companies and search providers, that could pose a threat to some of our businesses by providing more in-depth offerings, adapting their products and services to meet the demands of our customers or combining with one of our traditional competitors to enhance its products and services. In response, we are continuing to move forward aggressively in segmenting our markets and developing our solutions tailored to customers’ workflows. Competition may require us to reduce the price of our products and services or make additional capital investments that would adversely affect our profit margins. If we are unable or unwilling to do so, we may lose market share and our financial results may be adversely affected.
If we are unable to fully derive the anticipated benefits from our acquisitions or complete dispositions, our financial results may be adversely affected.
     A key element of our strategy is the acquisition of businesses and assets that will complement our current business, increase our size, expand our geographic scope and otherwise offer growth opportunities to us. During the past several years, we have completed a number of acquisitions and we may acquire other businesses in order to enhance our ability to serve existing markets or enter new markets. During 2004, 2005 and 2006, we completed 85 acquisitions for an aggregate cash outlay of approximately $2.3 billion. In the future, we may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to us. In addition, competition for acquisitions in the industries in which we operate is escalating, which could potentially increase costs of acquisitions or cause us to refrain from making certain acquisitions. Achieving the expected returns and synergies from our past and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our market groups in an efficient and effective manner. We cannot assure you that we will be able to do so or that acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower and our operational costs may be higher.
     Our strategy has also historically resulted in decisions to dispose of assets or businesses. In 2006, we announced our intention to sell a number of our businesses, including Thomson Learning. We have expended, and continue to expend, costs and management resources in an effort to complete these divestitures. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy.

Our businesses rely heavily on electronic delivery systems and the Internet and any failures or disruptions may adversely affect our ability to serve our customers.
     We depend heavily on the capacity, reliability and security of our electronic delivery systems and the Internet. In 2006, electronic, software and services revenues comprised 80% of our total revenues. Heavy use of our electronic delivery systems and other factors such as loss of service from third parties, operational failures, sabotage, break-ins and similar disruptions from unauthorized tampering or hacking, human error, national disasters, power loss and computer viruses could cause our systems to operate slowly or interrupt their availability for periods of time. Our ability to effectively use the Internet may be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. If disruptions, failures or slowdowns of our electronic delivery systems or the Internet occur, our ability to distribute our products and services effectively and to serve our customers may be adversely affected.
Expansion of our operations outside North America involves special challenges that we may not be able to meet and that may adversely affect our ability to grow.
     While our primary markets are in North America, we operate globally and have targeted certain markets outside North America for continued growth. In particular, we are focusing on opportunities in Europe and Asia-Pacific for expansion. In 2006, 83% of our revenues were from North America, 13% were from Europe, 3% were from Asia-Pacific and 1% was from other countries. There are certain risks inherent in doing business in some jurisdictions outside North America, including the following:
•	difficulties in penetrating new markets due to established and entrenched competitors;

•	difficulties in developing products and services that are tailored to the needs of local customers;

•	lack of local acceptance or knowledge of our products and services;

•	lack of recognition of our brands;

•	unavailability of joint venture partners or local companies for acquisition;

•	instability of international economies and governments;

•	changes in laws and policies affecting trade and investment in other jurisdictions;

•	exposure to varying legal standards, including intellectual property protection laws, in other jurisdictions; and

•	foreign currency exchange rates and exchange controls.
     These risks could affect our ability to expand successfully outside North America, which may adversely affect our ability to grow.

Our significant investments in technology may not increase our revenues or decrease our operating costs, which may adversely affect our financial results.
     Over the past several years, we have made significant investments in technology, including spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. In 2006, our total capital expenditures were $453 million, of which approximately 76% was for technology-related investments. We have successfully developed and are continuing to implement Novus, the next generation of our online delivery platform, which utilizes new and highly scalable technologies. Novus is designed to reduce product delivery costs and reduce development time for new products and services. We expect our investment in technology to continue at significant levels. In 2007, we expect our capital expenditures to increase both in absolute dollars and as a percentage of our revenues. We cannot assure you that as a result of our significant investments in technology, we will be able to increase our revenues or decrease our operating costs and this may adversely affect our financial results.
If we are unable to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers or expand into new geographic markets, our ability to generate additional revenues may be adversely affected.
     Our growth strategy involves developing new products, services, applications and functionalities to meet our customers’ needs for integrated information solutions. In addition, we plan to grow by attracting new customers and expanding into new geographic markets. In Thomson Legal, for example, we continue to expand our Westlaw Litigator solutions. It may take a significant amount of time and expense to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers or expand into new geographic markets. If we are unable to do so, our ability to generate additional revenues may be adversely affected.
Increased accessibility to free or relatively inexpensive information sources may reduce demand for our products and services and adversely affect our financial results.
     In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and we expect this trend to continue. For example, some governmental and regulatory agencies have increased the amount of information they make publicly available for free. Public sources of free or relatively inexpensive information may reduce demand for our products and services. To the extent that our customers choose to use these public sources directly for their information needs, our financial results may be adversely affected.
We may not be willing or able to maintain the availability of information obtained through licensing arrangements or the terms of our licensing arrangements may change, which may reduce our profit margins or our market share.
     We obtain significant information through licensing arrangements with content providers. Some content providers may seek to increase licensing fees for providing their proprietary content to us. If we are unable to renegotiate acceptable licensing arrangements with these content providers or find alternative sources of equivalent content, we may be required to reduce our profit margins or experience a reduction in our market share.

Parts of our businesses are affected by changes in the general economy, which may adversely affect our financial results.
     The performance of parts of our businesses is dependent on the financial health and strength of our customers, which is in turn dependent on the general economies in our major markets, North America and Europe. For example, customers of Thomson Financial are particularly affected by fluctuations in the economy. A downturn in the economy a few years ago led to cost-cutting measures by some of these customers. As a result, purchases of some of our products and services were reduced. Cost-cutting by our customers in response to a weak economic climate may adversely affect our financial results.
If we do not continue to recruit and retain high quality management and key employees, we may not be able to execute our strategy.
     The implementation and execution of our strategy depends on our ability to continue to recruit and retain high quality management and other employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, including those with advanced technological abilities. We cannot assure you that we will be able to continue to identify or be successful in recruiting or retaining the appropriate qualified personnel for our businesses and this may adversely affect our ability to execute our strategy.
Our customers may become more self-sufficient, which may reduce demand for our products and services and adversely affect our financial results.
     Our customers may decide to independently develop certain products and services that they currently obtain from us. For example, some of the customers of Thomson Financial have established a consortium to aggregate and disseminate their research reports to their institutional clients. To the extent that our customers become more self-sufficient, demand for our products and services may be reduced which may adversely affect our financial results.
Our intellectual property rights may not be adequately protected, which may adversely affect our financial results.
     Many of our products and services are comprised of information delivered through a variety of media, including the Internet, software-based applications, books, journals, CDs, dedicated transmission lines and handheld wireless devices. We rely on agreements with our customers and patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorization and the Internet may facilitate these activities. The lack of specific legislation relating to the protection of intellectual property rights for content delivered through the Internet or other electronic formats creates an additional challenge for us in protecting our proprietary rights in content delivered through these media. We also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. We cannot assure you that we have adequate protection of our intellectual property rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.
We are controlled by Woodbridge, which is in a position to affect our governance and operations.
     Our principal shareholder, Woodbridge, beneficially owned approximately 66% of our outstanding common shares as of February 15, 2007. Woodbridge is a private holding company that is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. As of February 15, 2007, Woodbridge and other companies affiliated with it together beneficially owned approximately 70% of our outstanding common shares.

     For as long as Woodbridge has a controlling interest in us, it will generally be able to approve any matter submitted to a vote of shareholders without the consent of our other shareholders, including, among other things, the election of our board of directors and the amendment of our articles of incorporation and by-laws. In addition, Woodbridge is able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of assets by us, our access to capital markets, the payment of dividends and any change of control of us, such as a merger or takeover. The effects of this control may be to limit the price that investors are willing to pay for our common shares. In addition, we cannot assure you that Woodbridge will not sell any of our common shares it owns in the future. A sale of our common shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our common shares.
We may be unable to realize all of the anticipated cost savings and operating efficiencies from our THOMSONplus initiatives.
     In 2006, we formally announced the THOMSONplus program, which is a series of initiatives designed to make us a more integrated operating company by leveraging assets and infrastructure across all segments of our business. To accomplish these initiatives, we expect to incur approximately $250 million of expenses through 2009, primarily related to technology and restructuring costs and consulting services. In 2006, we incurred $60 million of expenses associated with THOMSONplus and we estimate that we saved approximately $12 million from the elimination of certain positions and the relocation of others to lower cost locations resulting from our establishment of a facility in Hyderabad, India to perform certain finance functions. These savings represented an annualized cost reduction of approximately $25 million. Based on current estimates, we expect to incur expenses of approximately $100 million in 2007, $50 million in 2008 and $30 million in 2009. As a return on this investment, we expect to generate savings of approximately $50 million in 2007 and $90 million in 2008 and we should reach our targeted savings of about $150 million per year at the beginning of 2009. We cannot provide assurance that we will achieve the targeted savings and operating efficiencies as quickly as anticipated, or at all, or that the future expenses associated with THOMSONplus will not increase above expected levels.
If our effective income tax rate were to increase significantly in the future, our earnings and available cash would be negatively affected.
     Our income tax expense in 2006 represented 11.5% of our earnings from continuing operations before income taxes. This compares with effective rates of 28.3% in 2005 and 22.6% in 2004. Our effective income tax rate is lower than the Canadian corporate income tax rate of 35.4% (36% in 2005 and 2004), due principally to the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Specifically, while we generate revenues in numerous jurisdictions, our tax provision on earnings is computed after taking account of intercompany interest and other charges among our subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, our effective tax rate differs substantially from the Canadian corporate income tax rate. Our income tax expense was further impacted by certain one-time items and the accounting for discontinued operations in 2006, 2005 and 2004. Our effective tax rate and our cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain a low effective tax rate will be dependent upon such laws and conventions remaining unchanged as well as the geographic mix of our profits. An increase in our effective tax rate could arise as a result of increases in the proportion of our earnings being generated in countries that have higher tax rates than our current effective tax rate, including the United States, the effect of changes in tax legislation and changes in tax treaties that may increase the amount of tax payable by some of our subsidiaries. An increase in our effective income tax rate would have an adverse effect on our earnings and on the amount of cash we have available.

     We maintain a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and we regularly assess the adequacy of this liability. We record liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. We reverse contingencies to income in the period when management assesses that they are no longer required or when they become no longer required as a result of statute or resolution through the normal tax audit process. Our contingency reserves principally represent liabilities for the years 2000 to 2006. It is anticipated that these reserves will either result in a cash payment or be reversed to income between 2007 and 2010.
     In the normal course of business, we enter into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. At this time, we believe that it is not probable that any such transactions will result in additional tax liabilities, and therefore we have not established contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.
     Additionally, we utilize tax loss carryforwards to reduce our effective income tax rate. However, most of our remaining tax loss carryforwards are in Canada where our ability to use them in the future will likely be limited because our taxable earnings in Canada are likely to be insufficient to absorb the losses. To the extent we cannot use these losses, we have in the past, and may in the future, sell them.
We have significant goodwill and identifiable intangible assets recorded on our balance sheet that may be subject to impairment losses that would reduce our reported assets and earnings.
     Identifiable intangible assets and goodwill, arising from acquired businesses, comprise a substantial portion of our total assets. At December 31, 2006, our total assets were approximately $20.1 billion, of which approximately $6.6 billion, or 33%, was goodwill and approximately $3.5 billion, or 17%, was identifiable intangible assets. Economic, legal, regulatory, competitive, contractual and other factors may affect the value of goodwill and identifiable intangible assets. If any of these factors impairs the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year the impairment charge is recognized.
The value of our Canadian dollar-denominated common shares can be negatively impacted by a strengthening of the Canadian dollar relative to the U.S. dollar.
     We have U.S. dollar-denominated common shares which trade on the New York Stock Exchange and Canadian dollar-denominated shares which trade on the Toronto Stock Exchange. A significant portion of our revenues are generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, an appreciation of the Canadian dollar relative to the U.S. dollar can have an adverse effect on the value of our Canadian dollar-denominated common shares. 2006 was the fourth consecutive year that the Canadian dollar strengthened against the U.S. dollar. During 2006, the Canadian dollar strengthened approximately 7% compared to the previous year, with an average exchange rate in 2006 of C$1.13=US$1.00, compared to C$1.21=US$1.00 in 2005, C$1.30=US$1.00 in 2004, C$1.40=US$1.00 in 2003 and C$1.57=US$1.00 in 2002.

5. DIVIDENDS
     Policy
          We presently pay quarterly dividends on our common shares and intend to continue to do so. Our policy is to pay common share dividends at a rate that takes into account all factors that our Board of Directors considers relevant, including our earnings, available free cash flow, financial condition and capital requirements. Effective February 2006, our Board reviews our company’s common share dividend policy annually in the first quarter. The declaration of common share dividends by our Board of Directors and the amount of those dividends may be adjusted or eliminated at the discretion of our Board of Directors. As discussed below, we also pay dividends on our outstanding preference shares. In February 2007, our Board of Directors approved an increase in our annualized 2007 dividend to $0.98 per common share, which represents a quarterly dividend in 2007 of $0.245 per common share. This represents an annual increase of $0.10 per share, or 11%, over 2006.
     Dividend Reinvestment Plan
          Under our dividend reinvestment plan, our common shareholders may elect to have their dividends reinvested in additional common shares that are newly issued rather than purchased in the market. The price per common share is calculated by reference to the weighted average price of our common shares on the Toronto Stock Exchange during the five trading days immediately preceding the record date for each dividend payment. No brokerage commissions are payable in connection with the purchase of common shares under our dividend reinvestment plan and we bear all administrative costs. The plan is currently available to our registered common shareholders who are resident in Canada, the United States and the United Kingdom. Shareholders resident in other jurisdictions are allowed to participate in the plan only if our company determines that participation should be made available to those shareholders taking into account the necessary steps to comply with the laws relating to the offering and the sale of common shares in the jurisdiction of those shareholders.
     Common Share Dividends
     The table below sets forth the dividends declared on our common shares in 2004, 2005 and 2006. We pay dividends on our common shares in U.S. dollars, but our common shareholders have the option to receive dividends in equivalent Canadian dollars or British pounds sterling.

Dividend
Amount
Year/Quarter	Per Share
2004
First	$0.185
Second	$0.190
Third	$0.190
Fourth	$0.190
2005
First	$0.190
Second	$0.200
Third	$0.200
Fourth	$0.200
2006
First	$0.220
Second	$0.220
Third	$0.220
Fourth	$0.220

     Preference Share Dividends
     We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The table below sets forth the dividends declared on our Series II preference shares in 2004, 2005 and 2006.

Dividend
Amount
Year/Quarter	Per Share
2004
First	C$0.185792
Second	C$0.164906
Third	C$0.165839
Fourth	C$0.184314
2005
First	C$0.183390
Second	C$0.185428
Third	C$0.188789
Fourth	C$0.208197
2006
First	C$0.224384
Second	C$0.250437
Third	C$0.264658
Fourth	C$0.264658

6. DESCRIPTION OF CAPITAL STRUCTURE
Capital Structure
     Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series of which 6,000,000 shares consist of a series designated as Cumulative Redeemable Floating Rate Preference Shares, Series II. At December 31, 2006, there were 640,437,013 common shares and 6,000,000 Series II preference shares outstanding.
Common Shares
     Each common share entitles its holder to one vote at meetings of our shareholders and to receive dividends when declared by our Board of Directors. All dividends that our Board of Directors declares will be paid equally on all common shares, subject to the rights of holders of the preference shares. Holders of common shares will participate equally in any distribution of our assets upon our liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to the common shares.
Preference Shares
     Our preference shares may be issued in one or more series as determined by our Board of Directors. Our Board of Directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payment of dividends and the return of capital on our liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our board of directors when authorizing a series or as provided by law.
     The Series II preference shares are non-voting and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.
Ownership Restrictions
     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of common shares, other than withholding tax requirements.
     There is no limitation imposed by Canadian law or by our articles of incorporation or other charter documents on the right of a non-resident to hold or vote our common shares, other than as provided by the Investment Canada Act, which requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a non-Canadian of control of a Canadian business.

Ratings
     The following table sets forth the ratings that our company has received from rating agencies in respect of our outstanding securities.

Dominion Bond
	Moody’s	Standard & Poor’s	Rating Service
Long-term debt	A3	A-	A (low)
Commercial paper	—	—	R-1 (low)
Trend/Outlook	Negative	Developing	Stable
     Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies in the table above is set out below.
     Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. We cannot assure you that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.
Moody’s Investor Services (Moody’s)
     Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “A” rating assigned to our long-term debt instruments is the third highest rating of nine rating categories. Obligations rated “A” are considered upper-medium grade and are subject to low credit risk. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks in its ranking category, with 1 being the highest. Following our announcement of our plans to sell Thomson Learning, Moody’s changed our outlook from stable to negative. Outlooks represent Moody’s assessment regarding the likely direction of the rating over the medium-term.
Standard & Poor’s (S&P)
     S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “A” rating assigned to our long-term debt instruments is the third highest rating of 10 major rating categories. An “A” rating indicates that the obligor’s capacity to meet its financial commitment is strong, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses “+” or "-” designations to indicate the relative standing of securities within a particular rating category. Following our announcement of our plans to sell Thomson Learning, S&P changed our outlook from stable to developing. Outlooks represent S&P’s assessment regarding the potential direction of the rating over the immediate to long-term. A developing outlook is assigned when a rating may be raised or lowered.

Dominion Bond Rating Service (DBRS)
     DBRS’s short-term ratings are on a scale ranging from R-1 (high) to D, representing the highest to lowest quality. DBRS’s “R-1” rating assigned to our commercial paper/short-term instruments is the third highest of 10 rating categories and indicates satisfactory credit quality. The overall strength and outlook for key liquidity, debt and profitability ratios for entities with this rating is not normally as favorable as with higher rating categories, but these considerations are still respectable. DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’s “A” rating assigned to our long-term debt is the third highest of the 10 rating categories for long-term debt. Debt securities rated “A” are of satisfactory credit quality and protection of interest and principal is considered substantial. A reference to “high” or “low” reflects the relative strength within the rating category. DBRS also assigned a stable outlook to the ratings, which helps give investors an understanding of DBRS’s opinion regarding the outlook for the ratings.
7. MARKET FOR SECURITIES
     Our common shares are listed and traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “TOC.” Of the two marketplaces, the greatest volume of trading in 2006 occurred on the Toronto Stock Exchange. Our Series II preference shares are also listed on the Toronto Stock Exchange under the symbol “TOC.PR.B.”
     The following table sets forth the reported trading prices in Canadian dollars and trading volumes for our common shares on the Toronto Stock Exchange during each month in 2006.

Month	High	Low	Close	Trading Volume
January	42.48	39.50	40.76	15,898,811
February	44.48	40.72	43.48	18,726,791
March	44.33	42.68	43.55	19,201,141
April	46.32	43.15	44.68	10,437,613
May	46.50	43.00	46.50	13,452,717
June	46.50	42.64	43.01	13,817,274
July	45.47	42.40	44.77	6,698,024
August	45.69	43.82	44.50	9,167,554
September	45.80	42.50	45.00	11,216,775
October	47.82	43.65	46.46	12,217,587
November	49.19	45.87	48.71	11,301,009
December	49.54	47.25	48.38	6,951,356
     The following table sets forth the reported trading prices in U.S. dollars and trading volumes for our common shares on the New York Stock Exchange during each month in 2006.

Month	High	Low	Close	Trading Volume
January	36.44	34.01	35.89	555,600
February	38.96	35.66	38.23	861,600
March	38.72	36.74	37.36	696,100
April	40.78	35.88	39.91	772,000
May	41.82	38.39	41.80	858,300
June	42.24	38.00	38.52	1,151,300
July	40.19	37.66	39.43	672,100
August	41.02	38.94	40.23	657,100
September	41.02	38.25	40.30	654,900
October	42.45	38.42	41.30	760,400
November	43.09	40.46	42.72	881,400
December	43.41	40.89	41.44	968,300

     The following table sets forth the reported trading prices in Canadian dollars and trading volumes for our Series II preference shares on the Toronto Stock Exchange during each month in 2006.

Month	High	Low	Close	Trading Volume
January	25.64	25.25	25.51	94,444
February	25.85	25.35	25.68	17,054
March	26.00	25.30	25.30	318,117
April	25.59	25.25	25.50	22,072
May	25.95	25.30	25.69	31,118
June	25.99	25.23	25.23	291,196
July	25.85	25.30	25.60	28,888
August	26.05	25.40	25.50	215,317
September	25.68	25.27	25.47	246,684
October	25.60	25.42	25.50	26,250
November	26.49	25.50	26.19	37,122
December	26.39	25.50	25.69	448,256

8. DIRECTORS AND OFFICERS
Directors
     The names, municipalities and countries of residence, offices and principal occupations of our directors as of the date of this annual information form are shown below. Each director has been a director since the year indicated below and has been elected or appointed to serve until our next annual meeting of shareholders to be held on May 2, 2007. All of our directors are expected to be re-elected at the upcoming shareholders meeting. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson, except where noted below.
     Our Board currently has a Corporate Governance Committee, a Human Resources Committee and an Audit Committee and the members of each committee are shown below. Until September 2006, the Board also had a Finance Committee, the members of which were David K.R. Thomson, W. Geoffrey Beattie and John A. Tory. Changes in the authority of our company’s management to act in certain areas, as well as a more proactive Board agenda building process, meant the Finance Committee no longer had a meaningful role to play.

Directors		Director
Name and Municipality of Residence	Office and Principal Occupation	Since

David K.R. Thomson Toronto, Ontario, Canada	Chairman of Thomson and Chairman of The Woodbridge Company Limited (holding company)	1988

W. Geoffrey Beattie (1)(2) Toronto, Ontario, Canada	Deputy Chairman of Thomson and President of The Woodbridge Company Limited (holding company)	1998

Richard J. Harrington Westport, Connecticut, U.S.A.	President and Chief Executive Officer of Thomson	1993

Ron D. Barbaro (1)(3)(4) Toronto, Ontario, Canada	Chairman of The Brick Group Income Fund (retail company)	1993

Mary Cirillo (1) (5) New York, New York, U.S.A.	Corporate director	2005

Robert D. Daleo Alpine, New Jersey, U.S.A.	Executive Vice President and Chief Financial Officer of Thomson	2001

Steven A. Denning (2)(6) Greenwich, Connecticut, U.S.A.	Chairman of General Atlantic LLC (private equity firm)	2000

V. Maureen Kempston Darkes, O.C.(1)(2) Miramar, Florida, U.S.A.	Group Vice President, General Motors Corporation and President of GM Latin America, Africa and Middle East (automobile manufacturer)	1996

Directors		Director
Name and Municipality of Residence	Office and Principal Occupation	Since

Roger L. Martin (3) Toronto, Ontario, Canada	Dean of the Joseph L. Rotman School of Management at the University of Toronto (post secondary education)	1999

Vance K. Opperman (3) Minneapolis, Minnesota, U.S.A.	President and Chief Executive Officer of Key Investment Inc. (holding company)	1996

Michael J. Sabia (2) (7) Montreal, Québec, Canada	President and Chief Executive Officer of BCE Inc. and Chief Executive Officer of Bell Canada (communications companies)	2006

John M. Thompson (1)(3)(8) Toronto, Ontario, Canada	Chairman of the Board of The Toronto-Dominion Bank (financial institution)	2003

Peter J. Thomson Toronto, Ontario, Canada	Chairman of The Woodbridge Company Limited (holding company)	1995

Richard M. Thomson, O.C. (2)(3) Toronto, Ontario, Canada	Corporate director	1984

John A. Tory (2) Toronto, Ontario, Canada	Director, The Woodbridge Company Limited (holding company)	1978

(1)	Member of the Corporate Governance Committee.

(2)	Member of the Human Resources Committee.

(3)	Member of the Audit Committee.

(4)	Prior to 2004, Mr. Barbaro was Chairman and Chief Executive Officer of the Ontario Lottery and Gaming Corporation.

(5)	Since September 2003, Ms. Cirillo has served as an advisor to Hudson Ventures, a venture capital fund. Ms. Cirillo served as Chairman and Chief Executive Officer of OpCenter, LLC from March 2000 to September 2003.

(6)	Prior to 2005, Mr. Denning was the Managing Partner of General Atlantic Partners, LLC.

(7)	Mr. Sabia has been President and Chief Executive Officer of BCE Inc. since April 2002 and Chief Executive Officer of Bell Canada since May 2002. Mr. Sabia was President and Chief Operating Officer of BCE Inc. from March 2002 to April 2002 and Chief Operating Officer of Bell Canada from March 2002 to May 2002. He was President of BCE Inc. from December 2000 to March 2002 and Vice Chair of Bell Canada from July 2000 to March 2002. Mr. Sabia was a director and officer of Teleglobe Communications Corporation and Teleglobe Inc. from February 2002 to April 2002. In May 2002, both of these companies filed for protection under the Companies’ Creditors Arrangement Act (Canada) and Chapter 11 of the U.S. Bankruptcy Code.

(8)	Mr. Thompson was Vice Chairman of the board of directors of IBM Corporation from 2000 to 2002.
Audit Committee
     The members of our Audit Committee are Vance K. Opperman (Chair), Ron D. Barbaro, Roger L. Martin, John M. Thompson and Richard M. Thomson. The Board has determined that all of the members of the Audit Committee are independent (within the meaning of the NYSE listing standards and Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees)) as well as financially literate (within the meaning of the NYSE listing standards and Multilateral Instrument 52-110).
•	Mr. Opperman is currently President and Chief Executive Officer of Key Investment Inc., and was formerly the President of West Publishing Company. He also serves on the boards of Delta Dental Plans Association, Blue Cross/Blue Shield of Minnesota and Avenet LLC. Mr. Opperman received a J.D. from the University of Minnesota Law School.

•	Mr. Barbaro is Chairman of The Brick Group Income Fund, a Toronto Stock Exchange listed income fund, and was formerly the Chairman and CEO of the Ontario Lottery and Gaming Corporation. He was also formerly the President of Worldwide Operations for the Prudential Insurance Company of America. Mr. Barbaro also serves as Chairman of Trans Global Life Insurance Company.

•	Mr. Martin is currently the Dean of the Joseph L. Rotman School of Management at the University of Toronto. He also serves as Chairman and a member of the Audit Committee of Workbrain Corporation, a Toronto Stock Exchange listed company. Mr. Martin received an MBA from Harvard Business School.

•	Mr. Thompson is currently the non-executive independent Chairman of the Board of The Toronto-Dominion Bank, a Toronto Stock Exchange and New York Stock Exchange listed company, and was formerly the Vice Chairman of the Board of IBM Corp., a New York Stock Exchange listed company. Prior to that, he held various senior executive positions with IBM. He also serves as the member of the supervisory board of Royal Philips Electronics, a New York Stock Exchange listed company. Mr. Thompson received his undergraduate degree from the University of Western Ontario and completed the executive management programs at the Richard Ivey School at the University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University.

•	Mr. Thomson is a corporate director and was formerly the Chairman and Chief Executive Officer of The Toronto-Dominion Bank, a Toronto Stock Exchange and New York Stock Exchange listed company. He also serves as a director and member of the audit committee of Nexen Inc., a Toronto Stock Exchange and New York Stock Exchange listed company. He is also Vice Chairman and a member of the audit committee of S.C. Johnson & Son, Inc. Mr. Thomson received an MBA from Harvard Business School. Mr. Thomson is not related to David K.R. Thomson and Peter J. Thomson.
     Our Board of Directors has also determined that Richard Thomson is qualified as an “audit committee financial expert” (within the meaning of applicable SEC rules) and that he has “accounting or related financial management expertise” (within the meaning of the NYSE listing standards).
     A copy of the charter of our Audit Committee is attached to this annual information form as Schedule A and is also available on our website, www.thomson.com.
Executive Officers
     The names, municipalities and countries of residence, offices and principal occupations of our executive officers as of the date of this annual information form are shown below. All of our executive officers have been engaged for more than five years in their present principal occupations or in other capacities within Thomson, except where noted below. Messrs. Harrington, Daleo, Hall, Smith and Wilens are members of our company’s Executive Committee.

Executive Officers
Name and Municipality of Residence	Office and Principal Occupation

Richard J. Harrington Westport, Connecticut, U.S.A.	President and Chief Executive Officer

Robert D. Daleo Alpine, New Jersey, U.S.A.	Executive Vice President and Chief Financial Officer

Brian H. Hall (1) Colorado Springs, Colorado, U.S.A.	Vice Chairman

Executive Officers
Name and Municipality of Residence	Office and Principal Occupation

James C. Smith (2) Stamford, Connecticut, U.S.A.	Executive Vice President and Chief Operating Officer

Michael E. Wilens (3) Westport, Connecticut, U.S.A.	Executive Vice President and Chief Technology Officer

Robert B. Bogart (4) New York, New York, U.S.A.	Executive Vice President, Human Resources

Deirdre Stanley (5) New York, New York, U.S.A.	Senior Vice President and General Counsel

Gustav D. Carlson (6) Pound Ridge, New York, U.S.A.	Senior Vice President and Chief Marketing and Communications Officer

Richard J. Benson-Armer (7) Brookfield, Connecticut, U.S.A.	Senior Vice President and Chief Strategy Officer

(1)	Mr. Hall became Vice Chairman of Thomson in January 2007. He was previously Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Legal & Regulatory.

(2)	Mr. Smith became Executive Vice President and Chief Operating Officer of Thomson in January 2007. In 2005 and 2006, he was President and Chief Executive Officer of Thomson Learning’s Academic & Reference group. Prior to that, Mr. Smith was Executive Vice President, Human Resources and Administration of Thomson.

(3)	Mr. Wilens became Executive Vice President, Chief Technology Officer of Thomson in 2006. Prior to this appointment, he was President and CEO of Thomson Legal & Regulatory’s North American Legal division. Prior to that, he was Chief Technology Officer of Thomson as well as Thomson Legal & Regulatory.

(4)	Mr. Bogart became Executive Vice President, Human Resources of Thomson in 2005. From 2003 to 2005, he was Senior Vice President of Human Resources for Thomson Financial. Prior to joining Thomson Financial, he was the senior human resources executive and a member of the operating committee at Primerica Corporation.

(5)	Prior to joining Thomson in 2002, Ms. Stanley was Executive Vice President, Business Development and Strategy for the Electronic Commerce Solutions division of USA Interactive (formerly USA Networks, Inc.). Ms. Stanley joined USA Networks in 1999 as the Deputy General Counsel.

(6)	Mr. Carlson became Senior Vice President and Chief Marketing and Communications Officer of Thomson in January 2007. He joined Thomson in 2006 as Senior Vice President, Corporate Communications. Prior to joining Thomson, Mr. Carlson was Vice President, Communications for Standard & Poor’s and Associate Partner, Corporate Communications at Accenture.

(7)	In 2006, Mr. Benson-Armer was appointed Senior Vice President, Chief Strategy Officer of Thomson. Prior to this appointment, he was Senior Vice President, Strategic Planning and Business Development at Thomson Learning. Prior to joining Thomson in 2004, Mr. Benson-Armer was a partner at McKinsey & Company.
Ownership of Securities
     At February 15, 2007, our directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over, approximately 0.8% of our outstanding common shares. David K.R. Thomson and Peter J. Thomson are the Chairmen, and Mr. Beattie is the President, of Woodbridge, our controlling shareholder. Mr. Tory is a director of Woodbridge. As of February 15, 2007, Woodbridge beneficially owned approximetely 66% of our outstanding common shares. As of that date, Woodbridge and other companies affiliated with it together beneficially owned approximately 70% of our outstanding common shares.

Principal Accountant Fees and Services
     PricewaterhouseCoopers LLP have been the auditors of our company since our incorporation in 1977.
     Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2006 and 2005 were as follows:

(in millions of U.S. dollars)	2006	2005

Audit fees	$21.1	$12.1
Audit-related fees	11.5	3.0
Tax fees	7.4	6.9
All other fees	0.1	0.1

Total	$40.1	$22.1

Audit Fees
     These audit fees were for professional services rendered for the audits of our consolidated financial statements, reviews of interim financial statements included in our quarterly reports, the audit of management’s assessment of, and the effectiveness of our internal control over financial reporting, and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.
Audit-Related Fees
     These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the “audit fees” category above. These services included advisory services related to internal controls over financial reporting, audits of our various employee benefit plans, transaction due diligence, subsidiary audits, and other services related to acquisitions and dispositions.
Tax Fees
     Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, customs and duties, and restructurings, mergers and acquisitions.
All Other Fees
     Fees disclosed in the table above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services included:
•	Authoring content for inclusion in certain Thomson products and services; and

•	French translations of financial statements, management’s discussion and analysis and financial information included in our annual information form, prospectuses and other offering documents.

Pre-Approval Policies and Procedures
     Our Audit Committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to our management as to the specific types of services that have been pre-approved by the Audit Committee. The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved. Our senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he reports his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2006, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).
Controlled Company
     The NYSE listing standards require a listed company to have, among other things, a majority of independent directors on its Board and solely independent directors on its compensation committee and corporate governance committee. The rules permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. Controlled companies are not, however, exempt from the requirement that the Audit Committee must be comprised solely of independent directors.
     Our company is controlled by The Woodbridge Company Limited, which beneficially owned approximately 66% of our outstanding common shares as of February 15, 2007. As of that date, Woodbridge and other companies affiliated with it together beneficially owned approximately 70% of our outstanding common shares. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit Committee. Accordingly, the Board has approved the company’s reliance on the controlled company exemption. Nine of our current 15 directors are independent of both management and the controlling shareholder with the result that a majority of the directors independently represent the 30% interest in our company held by the shareholders other than Woodbridge and its affiliates.
Independent Directors
     In February 2007, our Board conducted its annual assessment of the independence of each of its members. In determining independence, the Board examined and relied on the definition of “independent” in the NYSE listing standards and as referenced in National Instrument 58-101. The Board also reviewed the results of annual questionnaires completed by each director. After considering a wide variety of factors and information disclosed by each director, our Board determined that of the 15 directors standing for election at our upcoming annual meeting of shareholders, nine are independent. At our meeting of shareholders in May 2006, 15 directors were elected, eight of whom were independent.
•	Two of our directors (Messrs. Harrington and Daleo) are not independent because they are members of senior management of Thomson.

•	Three of our directors (David Thomson, Peter J. Thomson and W. Geoffrey Beattie) are directors and executive officers of Woodbridge or its affiliates other than our company, and one of our directors (John A. Tory) is a director and former executive officer of Woodbridge and its affiliates other than our company. None of these individuals is a member of The Thomson

Corporation’s management team. While the Board considers these directors’ interests to be fully aligned with the interests of minority shareholders, and although they do not act as part of our executive management, the NYSE listing standards and National Instrument 58-101 suggest that they be considered not independent. Kenneth R. Thomson, the Chairman of Woodbridge, was a director until his death in June 2006.

•	The independent directors are Mary Cirillo, V. Maureen Kempston Darkes and Messrs. Barbaro, Denning, Martin, Opperman, Sabia, Thompson and Richard M. Thomson. Richard M. Thomson is not related to David K.R. Thomson and Peter J. Thomson. In determining that all of these directors are independent, the Board considered all relevant facts and circumstances, including that in the normal course of business, The Thomson Corporation provides services to, and receives services from, companies that some of our directors are affiliated with. For example, various in-house legal departments of a number of these companies subscribe to Thomson Legal’s Westlaw service. The Board determined that these types of relationships were immaterial. In particular, the Board acknowledged that Messrs. Denning and Thompson were also directors of companies that our company has a relationship with, but determined that these relationships also were not material and did not preclude a finding of independence.
o	Mr. Denning, one of our independent directors, is also a director of Hewitt Associates Inc. In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When we initially signed the contract, we expected to pay Hewitt an aggregate of $115 million over a five year period. This contract was subsequently renegotiated and extended in September 2006. Under the new terms, we expect to pay Hewitt an aggregate of $165 million over a 10-year period. In 2006 and 2005, we paid Hewitt $16 million and $5 million, respectively, for its services. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the Board of Directors.

o	Mr. Thompson, another of our independent directors, is the non-executive independent Chairman of the Board of The Toronto-Dominion Bank. In the normal course of business, our company has a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for our company’s recent offerings of debt securities in Canada.
Pursuant to applicable rules, the Chairman cannot be considered independent because he is an executive officer of Woodbridge, which is our controlling shareholder. As Chairman, David Thomson directs the operations of the Board in such a way that it operates independently of management. The Chairman is responsible for establishing the agenda for meetings, ensuring that the Board has sufficient resources and information to carry out its functions and facilitating a constructive relationship between the Board and senior management.
Presiding Directors at Meetings of Non-Management and Independent Directors
     At the conclusion of all Board meetings, the non-management directors meet as a group. W. Geoffrey Beattie, the Deputy Chairman, chairs these sessions and informs management of the substance of the meetings to the extent that action is required by management. In addition, our independent directors meet at least once each year without management directors or directors affiliated with our controlling shareholder. These meetings are chaired by John M. Thompson.

Communications with Non-Management and Independent Directors and Presiding Directors
     Interested parties may contact either our non-management or independent directors as a group or the directors who preside over their meetings (Mr. Beattie and Mr. Thompson, respectively) by writing to them c/o Secretary to the Board of Directors, The Thomson Corporation, Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada or by e-mail at board.secretary@thomson.com.
Code of Business Conduct and Ethics
     We have a Code of Business Conduct and Ethics that applies to all employees, directors and officers, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer/controller. The Code has been adopted by our Board. During January 2007, we updated the Code to make certain clarification changes and technical amendments and to improve its ease of use. These updates apply to all of our employees, directors and officers.
     All of our employees, directors and officers are required to submit an acknowledgement that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to further promote a culture of ethical business conduct through the corporation, we require most of our employees to complete an online training course related to the Code. The Corporate Governance Committee also receives an annual report regarding the Code and our ethics hotline from our General Counsel. No material violations were reported in 2006. Also, no waivers under the Code were sought by or granted to our directors or executive officers in 2006.
     A copy of the Code is available on our website at www.thomson.com as well as at www.sedar.com and www.sec.gov. Our Code is also available (without charge) in print or electronically to any person who requests a copy. Requests should be made to our company at the address set forth in Item 12, “Additional Information,” of this annual information form.
Corporate Governance Guidelines and Board Committee Charters
     Our corporate governance guidelines and charters for each committee of our Board are posted in the “Corporate Governance” part of the “Investor Relations” section of our website at www.thomson.com.
     Our corporate governance guidelines and committee charters are also available (without charge) in print or electronically to any person who requests a copy. Requests should be made to our company at the address set forth in Item 12, “Additional Information,” of this annual information form.
9. LEGAL PROCEEDINGS AND REGULATORY ACTIONS
     As previously disclosed, we are a defendant in certain lawsuits involving our BAR/BRI business. Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York, alleges violations of U.S. federal antitrust laws. In June 2006, an additional purported class action complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. We continue to defend ourselves vigorously in these cases.
     In February 2007, we entered into a settlement agreement related to a lawsuit involving our BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Our part of the settlement is $36 million. In the fourth quarter of 2006, we established a legal reserve in this amount. If the settlement is approved by the U.S. District Court for the Central District of California, we expect to pay this amount later in 2007.

     Also as previously disclosed, in 2005 we became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of our customers in our Sweet & Maxwell and Gee businesses in the United Kingdom. We are continuing to cooperate fully with the authorities in their inquiry.
     In addition to the matters described above, our company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against our company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, our management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.
10. TRANSFER AGENT AND REGISTRARS
     The transfer agent and registrar for our common shares in Canada is Computershare Trust Company of Canada, with transfer facilities in Toronto, Montreal, Calgary and Vancouver. In the United States, our transfer agent is Computershare Trust Company N.A., with transfer facilities in New York, New York and Denver, Colorado. Computershare Investor Services PLC is our transfer agent in the United Kingdom in London. Computershare Trust Company of Canada is also the transfer agent and registrar for our Series II preference shares, with transfer facilities only in Toronto.
11. INTERESTS OF EXPERTS
     Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated February 23, 2007 in respect of our consolidated financial statements with accompanying notes as at and for the years ended December 31, 2006 and December 31, 2005, as well as a report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006. PricewaterhouseCoopers LLP has advised that they are independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the U.S. Securities and Exchange Commission.
12. ADDITIONAL INFORMATION
     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our common shares and securities authorized for issuance under our equity compensation plans, is contained in our management information circular for our most recent annual meeting of shareholders held in May 2006 that involved the election of directors. In the next few weeks, we intend to file and make publicly available our management information circular related to our upcoming annual and special meeting of shareholders to be held in May 2007. Additional financial information is provided in our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2006. When available, copies of these documents may be obtained by making a request in writing to Investor Relations Department, The Thomson Corporation, Metro Center, One Station Place, Stamford, Connecticut 06902, United States. Requests may also be sent by e-mail to investor.relations@thomson.com.

     You may access other information about our company, including our disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.
     Information required to be provided pursuant to Form 52-110F1 (Audit Committees) is contained in Item 8, “Directors and Officers,” of this annual information form.

SCHEDULE A TO
ANNUAL INFORMATION FORM
AUDIT COMMITTEE CHARTER
As approved by the Thomson Board of Directors on February 23, 2007

THE THOMSON CORPORATION
AUDIT COMMITTEE CHARTER
1.	PURPOSE

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:
•	the integrity of the Corporation’s financial statements;

•	the Corporation’s compliance with legal and regulatory requirements;

•	the qualifications and independence of the Corporation’s auditor;

•	the adequacy and effectiveness of internal controls over financial reporting and disclosure controls;

•	the performance of the Corporation’s internal audit function and independent auditor; and

•	any additional matters delegated to the Audit Committee by the Board.
2.	MEMBERS

The Board must appoint a minimum of three and a maximum of five directors to be members of the Audit Committee. The members of the Audit Committee will be selected by the Board on the recommendation of the Corporate Governance Committee. All of the members of the Audit Committee will meet the criteria for independence contained in applicable laws and stock exchange rules and regulations and at least a majority must be residents of Canada (so long as this is required under applicable law).

In addition, every member of the Audit Committee will be Financially Literate and at least one member will have accounting or related financial management expertise as the Board interprets such qualification in its business judgement. The Board will determine whether at least one member is an Audit Committee Financial Expert and will make appropriate disclosure. A member of the Audit Committee may not serve on more than two other public company audit committees except with the prior approval of the Board.

Members of the Audit Committee (i) may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than director and committee fees and pensions or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and (ii) may not be an “affiliated person” (within the meaning of applicable law or regulations) of the Corporation or any of its subsidiaries.

3.	RESPONSIBILITIES

The Audit Committee is responsible for performing the duties set out below as well as any other duties delegated to the Audit Committee by the Board.

(a) Appointment and Review of the Auditor
The auditor is ultimately accountable to the Audit Committee and reports directly to the Audit Committee. Accordingly, the Audit Committee will evaluate and be responsible for the Corporation’s relationship with the auditor. Specifically, the Audit Committee will:
•	select, evaluate and nominate the auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;

•	review and approve the auditor’s engagement letter;

•	after seeking and taking into account the opinions of senior management and the officer in charge of internal audit, review the independence, experience, qualifications and performance of the auditor, including the lead audit partner, in recommending its appointment or reappointment, including considering whether the auditor’s quality controls are adequate and the auditor’s provision of any permitted non-audit services is compatible with maintaining its independence;

•	oversee the auditor’s work, including resolving any disagreements between management and the auditor regarding financial reporting;

•	at least annually, obtain and review a report by the auditor describing its internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditor and any steps taken to deal with any such issues; and

•	where appropriate, terminate the auditor.
(b) Confirmation of the Auditor’s Independence
At least annually, and before the auditor issues its report on the Corporation’s annual financial statements, the Audit Committee will:
•	confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation that in the auditor’s professional judgment may reasonably be thought to bear on its independence;

•	discuss with the auditor any disclosed relationships or services that may affect its independence;

•	obtain written confirmation from the auditor that it is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct adopted by the Ontario Institute of Chartered Accountants to which it belongs and that it is an independent public accountant with respect to the Corporation within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission; and

•	confirm that the auditor has complied with applicable laws with respect to the rotation of certain members of the audit engagement team for the Corporation.

(c) Pre-Approval of Non-Audit Services
The Audit Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Corporation or its subsidiaries, provided that it will not approve any service that is prohibited under applicable laws, rules and regulations. The Audit Committee has established policies and procedures, and may revise such from time to time, which pre-approve the appointment of the auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more independent members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting following such pre-approval.
(d) Communications with the Auditor
The Audit Committee has the authority to communicate directly with the auditor and will meet privately with the auditor as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Audit Committee or the auditor, including, without limitation:
•	planning and staffing of the audit;

•	any material written communications between the auditor and management, such as any management letter or schedule of unadjusted differences;

•	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

•	the extent to which the auditor is satisfied with the nature and scope of its examination;

•	any instances of fraud or other illegal acts involving senior management of the Corporation;

•	whether or not the auditor has received the full co-operation of senior management and other employees of the Corporation and whether the auditor has encountered any audit problems or difficulties in the course of its audit work, including any restrictions on the scope of the auditor’s work or access to required information and any significant disagreements with management (along with management’s response);

•	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel; and

•	the items required to be communicated to the Audit Committee under the Canadian authoritative guidance or under Canadian generally accepted auditing standards.
(e) Review of the Audit Plan
The Audit Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under Canadian generally accepted auditing standards. The Audit Committee will review a summary of the auditor’s audit plan for each audit.

(f) Review of Audit Fees
The Audit Committee will determine the auditor’s fee and the terms of the auditor’s engagement. In determining the auditor’s fee, the Audit Committee should consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Corporation, the size, complexity and financial condition of the Corporation and the extent of internal audit and other support to be provided to the auditor by the Corporation.
(g) Review of Financial Statements
The Audit Committee will review and discuss with management and the auditor the annual audited financial statements, together with the auditor’s report thereon, and the interim financial statements, before recommending them for approval by the Board. The Audit Committee will also review and discuss with management and the auditor:
•	management’s discussion and analysis relating to the annual audited financial statements and interim financial statements;

•	any reconciliation of the Corporation’s financial statements from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles;

•	all critical accounting policies and practices used or to be used by the Corporation; and

•	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor.
The Audit Committee will also engage the auditor to review the interim financial statements and any reconciliation of the Corporation’s financial statements prior to the Audit Committee’s review of such financial statements or reconciliation.
(h) Review of Other Financial Information
The Audit Committee will:
•	review annual and interim earnings press releases prior to their public release, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee will also review the type and presentation of information to be included in such press releases and guidance (including the use of “pro forma” or “adjusted” non-GAAP financial measures);

•	ensure that adequate procedures are in place for management’s review of all other financial information extracted or derived from the Corporation’s financial statements that were previously reviewed by the Audit Committee before such information is released to the public, including, without limitation, financial information or statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities, and the Audit Committee shall periodically assess the adequacy of those procedures;

•	review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of any material control deficiencies;

•	review analyses prepared by management and/or the auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods of the financial statements; and

•	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.
(i) Review of the Internal Audit Function
The Audit Committee will review the mandate, budget, planned activities, staffing and organizational structure of the Corporation’s internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Audit Committee will discuss this mandate with the auditor.
The Audit Committee will review the appointment and replacement of the officer in charge of internal audit and will review the significant reports to management prepared by the internal auditing department and management’s responses.
The Audit Committee has the authority to communicate directly with the officer in charge of internal audit. In addition, as frequently as it deems necessary to fulfill its responsibilities but not less often than annually, the Audit Committee will meet privately with the officer in charge of internal audit to discuss any areas of concern to the Audit Committee or the officer in charge of internal audit.
(j) Relations with Senior Management
The Audit Committee members will meet privately with senior management as frequently as the Audit Committee feels is appropriate to fulfil its responsibilities, which will not be less frequently than annually to discuss any areas of concern to the Audit Committee or senior management.
(k) Oversight of Internal Controls and Disclosure Controls
The Audit Committee will review with senior management the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records. The Audit Committee will review any special audit steps adopted in light of material weaknesses or significant deficiencies.
The Audit Committee will review with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods.
The Audit Committee will also review disclosures made to it by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

(l) Legal and Regulatory Compliance

The Audit Committee will review with the Corporation’s legal counsel any legal or regulatory matters that could have a significant effect on the Corporation’s financial statements. It will also review with legal counsel material inquiries received from regulators and governmental agencies and advise the Board accordingly.

(m) Risk Assessment and Risk Management

The Audit Committee will review periodically with senior management the Corporation’s guidelines and policies with respect to risk assessment and risk management, including the steps and process taken to monitor and control risks.

(n) Taxation Matters

The Audit Committee will periodically review with senior management the status of significant taxation matters of the Corporation.

(o) Hiring Employees of the Auditor

The Audit Committee has established and will continue to maintain and monitor compliance with policies for hiring partners and employees and former partners and employees of the auditor.

4.	COMPLAINTS PROCEDURE

The Audit Committee has established, and will continue to maintain, procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, auditing matters and disclosure controls and procedures for the confidential, anonymous submission of concerns by employees of the Corporation regarding questionable accounting or auditing matters or disclosure controls.

5.	REPORTING

The Audit Committee will regularly report to the Board on:
•	the auditor’s independence;

•	the performance of the auditor and the Audit Committee’s recommendations regarding its reappointment or termination;

•	the performance of the internal audit function;

•	the adequacy of the Corporation’s internal controls and disclosure controls;

•	its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

•	its review of the annual and interim management’s discussion and analysis;

•	any issues that arise with respect to the Corporation’s compliance with legal and regulatory requirements; and

•	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.
6.	REVIEW AND DISCLOSURE

The Audit Committee will review this Charter at least annually and submit it to the Corporate Governance Committee together with any proposed amendments. The Corporate Governance Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

7.	ASSESSMENT

At least annually, the Corporate Governance Committee will review the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

8.	CHAIR

Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed.

9.	REMOVAL AND VACANCIES

Any member may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

10.	ACCESS TO INDEPENDENT COUNSEL AND OTHER ADVISORS

In carrying out its duties, the Audit Committee may retain independent counsel and any other outside advisor at the expense of the Corporation without Board approval at any time and has the authority to determine any such counsel’s or advisor’s fees and other retention terms. The Corporation shall also provide appropriate funding, as determined by the Audit Committee, for the payment of the compensation of the auditor, independent counsel and outside advisors and any ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

11.	DEFINITIONS

Capitalized terms used in this Charter have the meanings attributed to them below:

“Audit Committee Financial Expert” means a person who has the following attributes:
(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls over financial reporting; and

(e)	an understanding of audit committee functions.
A person shall have acquired such attributes through:
(i)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.